811-04892
Templeton Growth Fund
Branch 18

40-33



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com


SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C.
186
SECTION

VIA FIRST CLASS MAIL

April 17, 2007

BEST AVAILABLE COPY

PROCESSED
MAY 09 2007
THOMSON
FINANCIAL

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM)

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act we are enclosing for filing the following documents in the above-mentioned consolidated action, which we previously reported to your office:

Opinion and order granting defendants' motion to dismiss
Plaintiffs' Notice of Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel

Encls.


07052635

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	MASTER FILE: 04-CV-982 (WJM) **OPINION**

Patrick L. Rocco
Shalov Stone & Bonner LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962

Jerome M. Congress
Janine L. Pollack
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119

(*Attorneys for Plaintiffs*)

Gregory J. Hindy
McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, New Jersey 07101

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036

(*Attorney for Defendants*)

MARTINI, U.S.D.J.:

This matter comes before the Court on Defendants' motion to dismiss Plaintiffs' Second Amended Derivative Complaint for failure to state a claim under Federal Rule of Civil Procedure

12(b)(6). For the following reasons, Defendants' motion is **GRANTED** and Plaintiffs' Second Amended Derivative Complaint is **DISMISSED WITH PREJUDICE.**

BACKGROUND

For purposes of the present motion, it is necessary to provide some background regarding this matter. On October 4, 2004, three shareholders of three Franklin and Templeton mutual funds filed a Consolidated Amended Complaint (the "Class Action Complaint" or "C.A.C."). The suit was brought on behalf of all investors owning shares in 103 Franklin and Templeton Mutual Funds between March 2, 1999 to November 17, 2003.[1] The Class Action Complaint named as defendants Franklin Resources, Inc., which is the parent company of all the defendants, the funds' investment advisors and distributors, and the funds' directors, officers, and trustees. Also named as nominal defendants were the funds themselves.

The gravamen of the Class Action Complaint was that the defendants engaged in a kickback scheme with securities brokers that benefitted everyone involved but the funds and their shareholders. *See generally In re Franklin Mut. Funds*, 388 F. Supp. 2d 451, 457 (D.N.J. 2005). Essentially, the plaintiffs claimed that the defendants made undisclosed payments to brokers to encourage them to push the funds onto unsuspecting investors. Under agreements known as "shelf-space arrangements," the brokers would give the funds priority placement when encouraging investors to invest in mutual funds. Plaintiffs claimed this led to more people investing in the funds, causing the funds' net asset value to grow. As the net asset value of the

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[1]Three individual shareholders initially filed separate complaints in this matter. Plaintiff Stephen R. Alexander IRA filed its initial complaint on March 2, 2004. Plaintiff Frank Tricarico filed his initial complaint on March 4, 2004 and plaintiff Cathy Wilcox filed her initial complaint on May 12, 2004. The Court consolidated these matters on June 29, 2004. The plaintiffs then filed their Class Action Complaint on October 4, 2004.

funds grew, the defendants began collecting greater compensation because they charged the funds fees as a percentage of net asset value. As the defendants collected greater compensation they, in turn, continued making payments to brokerage firms to induce brokers to steer more investors into the funds. As this circle continued, and the Funds expanded, the brokers and the defendants reaped the pecuniary rewards while the investors were left owning shares in ever-larger, less dynamic mutual funds laden with excessive fees. The plaintiffs also claimed that this scheme directly harmed investors because it reduced the funds' net asset value per share, decreasing the amount by which each shareholder was entitled to redeem his or her shares.

The Class Action Complaint contained ten counts. Only Counts Three through Four and Seven through Ten, though, are relevant to the motion presently before the Court. Count Three purported to assert a class action claim under § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §§ 80a-35(b). It alleged that the Funds' investment advisors and distributors breached their fiduciary duty to the Funds by engaging in the above-mentioned kickback scheme. Count Four, which relied on Count Three as a predicate for liability, claimed that Franklin Resources Inc. was liable under § 48(a) of the ICA, 15 U.S.C. § 80a-47(a), for causing the funds' investment advisors and distributors to violate § 36(b). Finally, Counts Seven through Ten purported to assert various state law claims against the defendants.

On September 9, 2005, this Court dismissed all ten counts of the Class Action Complaint. *See In re Franklin Mut. Funds*, 388 F. Supp. 2d 451. As to Counts Three and Four, the Court dismissed them because a § 36(b) claim may only be maintained derivatively and not on behalf of a class. *Id.* at 467-69. The Court, though, granted the plaintiffs an opportunity to replead those counts derivatively. *Id.* at 474. As to the plaintiffs' state law claims in Counts Seven through Ten, the Court dismissed them as preempted under the Securities Litigation Uniform Standards Act ("SLUSA"), 15 U.S.C. § 78bb(f). *Id.* at 471-73.

In response to our invitation to replead Counts Three and Four derivatively, the plaintiffs filed a Second Amended Derivative Complaint (the "Derivative Complaint" or "D.C.") on March 10, 2006. The Derivative Complaint is now brought by seven plaintiffs ("Plaintiffs") on behalf of twelve Franklin and Templeton Mutual Funds (the "Franklin Fund(s)" or "Fund(s)") in which they are shareholders.[2] (D.C. ¶¶ 12-18.) The defendants in the Derivative Complaint are: (1) Franklin Resources, Inc.; (2) the Funds' investment advisors (the "Investment Advisor Defendants"); and (3) the Funds' distributors and underwriters (the "Distributor Defendants") (collectively, the "Defendants"). (*Id.* ¶¶ 19-31.). The Derivative Complaint contains two counts. Count One attempts to allege a derivative § 36(b) claim and Count Two attempts to assert a derivative § 48(a) claim.

The Derivative Complaint differs substantially from the Class Action Complaint. As will be discussed below, Plaintiffs now attempt to assert a traditional "*Gartenberg*-style" action. The gravamen of their Derivative Complaint is that the Investment Advisor and Distributor Defendants charged the Funds excessive fees that were grossly disproportionate to the value of the services they provided, and were not within the bounds of what would have been negotiated at arm's-length. (*Id.* ¶¶ 1-4.) The fees primarily at issue here are Investment Advisor Fees and "Rule 12b-1 Fees." (*Id.* ¶¶ 3-4, 34-38.) The Investment Advisor Defendants received

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[2]These funds are the Mutual Beacon Fund, Mutual Shares Fund, Mutual European Fund, Mutual Discovery Fund, Templeton World Fund, Templeton Foreign Fund, Templeton Growth Fund, Franklin U.S. Government Securities Fund, Franklin AGE High Income Fund, Franklin DynaTech Series Fund, Franklin Small Cap Growth II Fund, and the Franklin Blue Chip Fund.

Investment Advisor Fees, while the Distributor Defendants received Rule 12b-1 Fees. (*Id.* ¶ 35.) Both fees are calculated as a percentage of assets under management. (*Id.* ¶¶ 34-35.) Therefore, the dollar amount of such fees increase as the size of the Fund grows. (*Id.*)

Essentially, Plaintiffs claim that Defendants' fees were excessive for two reasons. First, Defendants failed to pass onto the Funds the benefits of "economies of scale." (*Id.* ¶¶ 2-4, 43-44.) Open-ended mutual funds, such as the Franklin Funds, can experience economies of scale. (*Id.* ¶ 43.) Because of economies of scale, it does not cost more on a per share basis to manage additional assets in a growing mutual fund. (*See id.* ¶ 44.) For instance, many of the costs, such as research costs, remain fixed regardless of the amount of assets in a given fund. (*See id.*) Therefore, the cost of maintaining a shareholder's account is typically the same for all shareholders, regardless of the relative size of their accounts. (*See id.*) Here, Plaintiffs claim that the Funds' assets grew dramatically. (*Id.* ¶ 41.) As a result, this created substantial economies of scale. (*Id.* ¶ 42-45.) Plaintiffs allege, however, that Defendants never passed along the benefits of those economies of scale by lowering their fees or providing additional services.

Plaintiffs' second explanation for the excessive fees mirrors their allegations in the Class Action Complaint. They claim that the kickback scheme, as described above, harmed the Funds because it increased the Defendants' fees while not resulting in the Funds receiving any additional services. (*Id.* ¶¶ 5, 59, 64, 83, 87, 91.) As such, Plaintiffs claim that Defendants received "something for nothing." (*Id.* ¶ 5, 64.)

Plaintiffs further allege that the board of directors (the "Directors") of the Funds failed to exercise due care when approving the Rule 12b-1 Fees paid to Defendants. Plaintiffs claim that the uninformed adoption and renewal of these distribution agreements resulted in the charging of

Rule 12b-1 fees that did not benefit the Funds. (*Id.* ¶ 97.) Moreover, Plaintiffs allege that the Directors failed to obtain the information necessary to evaluate the use of Rule 12b-1 Fees for the Investment Advisor and Distributor Defendants' shelf-space arrangements. (*Id.* ¶ 98.) Plaintiffs also allege that the independent Directors were actually controlled by the Investment Advisor Defendants. (*Id.* ¶¶ 104-107.) Plaintiffs also claim that, because of various professional and social relationships, the independent Directors had no incentive to question the actions of the non-independent Directors. (*Id.* ¶¶ 109-110.)

In lieu of answering, Defendants filed a motion to dismiss Plaintiffs' Derivative Complaint under Rule 12(b)(6) for failure to state a claim. Plaintiffs oppose this motion and argue that their Derivative Complaint satisfies the standard for pleading claims under §§ 36(b) and 48(a). Defendants' motion is now before the Court.

DISCUSSION

I. Standard of Review

In deciding a motion to dismiss under Federal Rule of Civil Procedure 12(b)(6), all allegations in the complaint must be taken as true and viewed in the light most favorable to the plaintiff. *Warth v. Seldin*, 422 U.S. 490, 501 (1975); *Trump Hotels & Casino Resorts, Inc. v. Mirage Resorts Inc.*, 430 F.3d 478, 483 (3d Cir. 1998). In evaluating a Rule 12(b)(6) motion to dismiss for failure to state a claim, a court may consider only the complaint, exhibits attached to the complaint, matters of public record, and undisputedly authentic documents if the plaintiff's claims are based on those documents. *Pension Benefit Guar. Corp. v. White Consol. Indus.*, 998 F.2d 1192, 1196 (3d Cir. 1993). If, after viewing the allegations in the complaint in the light most favorable to the plaintiff, it appears beyond doubt that no relief could be granted "under any set of facts which could prove consistent with the allegations," a court may dismiss a complaint for failure to state a claim. *Hirshon v. King & Spalding*, 467 U.S. 69, 73 (1984); *Zynn v. O'Donnell*, 688 F.2d 940, 941 (3d Cir. 1982).

II. *In re Lord Abbett Mutual Funds Fee Litigation*

Before addressing whether Plaintiffs' Derivative Complaint states a claim under §§ 36(b) and 48(a), the Court shall address a preliminary question. Recently, in a case virtually identical to this one, the Court held that preemption of one count of a class action complaint under SLUSA requires dismissal of the entire class action. *In re Lord Abbett Mut. Fund. Fee Litig.*, 463 F. Supp. 2d 505 (D.N.J. 2006) (hereinafter "*Lord Abbett*"). The Court based this ruling on: (1) the statutory text of SLUSA; (2) the Third Circuit's decision in *Rowinski v. Salomon Smith Barney*, 398 F.3d 294 (3d Cir. 2005); (3) recent Supreme Court precedent construing SLUSA; and (4) the lack of any legislative intent to the contrary. Since this decision, two other Courts have applied our holding in other securities cases. *See Superior Partners v. Chang*, 2007 U.S. Dist. LEXIS 1457, at *17-21 (S.D. Tex. Jan. 8, 2007); *Siepel v. Bank of Am., N.A.*, 2006 U.S. Dist. LEXIS 93602, at *36 n.11. (E.D. Mo. Dec. 27, 2006); *but see In re Am. Mut. Funds Fee Litig.*, No. 04-5593, 2007 U.S. Dist. LEXIS 8276 (C.D. Ca. Jan. 18, 2007).

After the parties concluded their briefing on Defendants' motion to dismiss, the Court asked them to discuss the applicability of the *Lord Abbett* decision to the instant matter.[3] During oral argument, Plaintiffs conceded that our *Lord Abbett* decision is factually "on all fours" with this case. (Tr. of Hearing, 1/30/2007, at p. 6.) In light of this concession, the Court shall apply

[3]The Defendants requested, and the Court granted, leave to supplement their motion to dismiss to rely on the holding in *Lord Abbett*. (Tr. of Hearing, 1/30/07, at p. 5-6.)

the *Lord Abbett* decision and dismiss the instant matter in its entirety. As explained earlier, Plaintiffs originally brought this case as a class action. Furthermore, the Court previously dismissed Counts Seven through Ten of the Class Action Complaint under SLUSA. *In re Franklin Mut. Funds*, 388 F. Supp. 2d at 471-73. Therefore, dismissal of the entire class action was appropriate. As such, the Court shall vacate that portion of its previous opinion granting Plaintiffs leave to replead their §§ 36(b) and 48(a) claims derivatively and, instead, dismiss this entire matter as preempted by SLUSA.

However, even if this matter were not subject to dismissal for the reasons articulated in *Lord Abbett*, Plaintiffs nevertheless fail to state a claim under either § 36(b) or § 48(a) of the ICA. The following explains why.

III. Section 36(b) of the Investment Company Act

Count One of the Derivative Complaint attempts to allege a claim under § 36(b) of the ICA. Defendants argue that Plaintiffs fail to state a claim under § 36(b) because they do not allege any facts which, if proved, would establish a breach of fiduciary duty within the relevant time period for recovering damages under § 36(b). In response, Plaintiffs argue that the Derivative Complaint fully satisfies the pleading requirements for a § 36(b) claim. Because the Court finds that Plaintiffs fail to state a claim under § 36(b), Count One is dismissed with prejudice.

Congress enacted the ICA in 1940 to address "its concern with 'the potential for abuse inherent in the structure of investment companies.'" *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 536 (1984). Because a mutual fund is usually created and managed by an organization known as an investment advisor, and the investment advisor normally supervises the daily operation of the fund and selects affiliated persons to serve on the company's board of directors, Congress realized that "the relationship between investment advisors and mutual funds is fraught with potential conflicts of interest." *Id.* To minimize the impact of such conflicts, Congress promulgated a statutory scheme that regulates the transactions between a fund and its advisors, limits the inter-relationship between the board of directors and the fund's advisors, and requires agreements for investment advice to be reduced to a written contract and approved by the directors and shareholders of the fund. *Id.* at 536-537 (citations omitted).

After these initial measures proved insufficient in regulating fee arrangements for investment advice, Congress amended the ICA in 1970 to strengthen the judicial oversight of such arrangements. *Id.* at 539. In amending the ICA, Congress imposed a "fiduciary duty" on investment advisors and their affiliates and permitted either the Securities Exchange Commission or a shareholder to commence an action on the grounds that the mutual fund's fees constitute a "breach of fiduciary duty." *Id.* (citations omitted). This fiduciary duty was codified in § 36(b) of the ICA. In its present incarnation, § 36(b) provides:

> An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment advisor, or any affiliated person of such investment adviser ... for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment advisor or person.

In sum, § 36(b) provides that "investment company advisors owe shareholders in investment companies a fiduciary duty with respect to determining and receiving their advisory fees." *Green v. Fund Asset Mgmt., L.P.*, 286 F.3d 682, 685 (3d Cir. 2002). This fiduciary duty has also been read to apply to the payment of Rule 12b-1 Fees. *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 82-83 (2d Cir. 1985).

The fiduciary duty imposed by the 1970 amendment is significantly narrower than the fiduciary relationship recognized by common law. *Green*, 286 F.3d at 685. The 1970 amendments were designed "to provide a means by which the Federal courts can enforce the federally-created fiduciary duty with respect to management compensation." *Id.* Under § 36(b), the mere showing of a conflict of interest in the mutual fund arrangement is insufficient; a shareholder must allege an actual breach of fiduciary duty with respect to the compensation for services rendered. *Id.* at 684-85; *Fox*, 464 U.S. at 534. In general, a violation of § 36(b) occurs where the advisor or its affiliate received a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and does not reflect the product of arm's-length bargaining. *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982); *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 330 (D.N.J. 2001).

Furthermore, the 1970 amendments also included a number of limitations on the fiduciary duty imposed under § 36(b). *Green*, 286 F.3d at 685. Specifically, § 36(b)(3) provides: a shareholder may only sue the recipient of the fees, recovery is limited to actual damages resulting from the breach, and damages are not recoverable for any period prior to one year before the action was instituted. *Id.* (citing 15 U.S.C. § 80a-35(b)(3)). Furthermore, the plaintiff has the burden of proving a breach of fiduciary duty, which differs from the common law rule requiring a fiduciary to justify its conduct. *Id.* (citations omitted). With this backdrop in mind, we now turn to the first issue raised by the parties concerning § 36(b).

A. The Damages Period Under § 36(b)(3)

The first issue the Court must address is the period in which Plaintiffs may recover damages under § 36(b). As mentioned before, § 36(b)(3) provides that damages are not recoverable prior to one year before the action was instituted. The parties here raise various arguments regarding the formulation of this time period.

1. Plaintiffs Instituted this Action on March 10, 2006.

The parties initially dispute when Plaintiffs "instituted" this action for purposes of determining the one-year period of recovery under § 36(b)(3). Section 36(b)(3) provides that: "No award of damages shall be recoverable [under § 36(b)] for any period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3). Defendants argue that this period began when Plaintiffs filed their Derivative Complaint on March 10, 2006. As such, they claim that Plaintiffs are only entitled to recover damages suffered one year prior to that date – i.e., March 10, 2005 to March 10, 2006. Plaintiffs oppose this argument. According to Plaintiffs, they instituted this action when the Stephen R. Alexander IRA filed its initial complaint in this matter on March 2, 2004. *See supra* note 1. Plaintiffs also argue, in the alternative, that even if the action did not commence on that date, their Derivative Complaint "relates back" to the Class Action Complaint for purposes of determining the one-year period. Because the Court finds that the one-year period began upon the filing of the Derivative Complaint, and Plaintiffs' Derivative Complaint does not relate back to the Class Action Complaint, Plaintiffs instituted this action on March 10, 2006.

First, the statutory text of the ICA supports Defendants' position that Plaintiffs instituted this action upon filing the Derivative Complaint. Specifically, § 36(b) provides that "[a]n action may be brought ... by a security holder of such registered investment company *on behalf* of such company ... for breach of fiduciary duty ...." 15 U.S.C. § 80a-35(b) (emphasis added). Section 36(b)(3) then limits the recovery of damages under this section, stating that "[n]o award of damages shall be recoverable for any period prior to one year before *the action* was instituted." 15 U.S.C. § 80a-35(b)(3) (emphasis added). Reading these two provisions together, it is apparent that the one-year period for recovering damages under § 36(b) begins when a plaintiff institutes a derivative action under that section. The term "action," as used in § 36(b), clearly refers to an action brought by a security holder in a particular fund *on behalf of* that fund – i.e., a derivative action. It does not refer to a "class action" brought on behalf of all the shareholders in the fund complex. *See, e.g., In re Franklin Mut. Funds*, 388 F. Supp. 2d at 468 ("'[A] § 36(b) action is undeniably 'derivative' in the broadest sense of the word.'" (quoting *Fox*, 464 U.S. at 535 n.11)). Since this is the case, it necessarily follows that, under § 36(b)(3), the period for recovery in a suit brought *on behalf of* a fund extends one year back from the filing of the suit *on behalf of* that fund. In the instant matter, Plaintiffs did not institute a § 36(b) action *on behalf of* any Fund until they filed their Derivative Complaint on March 10, 2006. Until that date, Plaintiffs only filed a class action.

Plaintiffs' second argument, that their Derivative Complaint "relates back" to the filing of their Class Action Complaint for purposes of determining the one-year period under § 36(b)(3), is also incorrect. The relation back principle is found in Federal Rule of Civil Procedure 15(c). Essentially, it allows an amended pleading to relate back, for purposes of the statute of limitations, to the time when the original complaint was filed. Fed. R. Civ. P. 15(c). Notably, relation back is a rule of procedure. *Schach v. Ford Motor Co.*, 210 F.R.D. 522, 526 (M.D. Pa. 2002) (noting that "the Third Circuit has made clear that the question of relation back is procedural...." (citing *Nelson v. County of Allegheny*, 60 F.3d 1010, 1014 (3d Cir. 1995)); *Estate of Fortunato by Fortunato v. Handler*, 968 F. Supp. 963, 967 (W.D. Pa. 1996). The one-year period under § 36(b)(3), however, is not a statute of limitations. It is a substantive limitation on the damages a plaintiff may recover under the ICA. *Krinsk v. Fund Asset Mgmt.*, No. 85-8428, 1986 U.S. Dist. LEXIS 25691, at *11-13 (S.D.N.Y. May 9, 1986) (noting that § 36(b)(3) "places a substantive limit on damages rather than a procedural limitation on the time within which an action may be brought."). Therefore, the relation back principle cannot work to extend the time limit for recovery of damages under § 36(b)(3). *See, e.g., Resolution Trust Corp. v. Olson*, 768 F. Supp. 283, 285 (D. Ariz. 1991) ("Relation back under Rule 15 does not apply when the statute at issue defines substantive rights rather than merely limiting procedural remedies." (citation omitted)). In fact, applying Rule 15(c) here would be inconsistent with the Rules Enabling Act, 28 U.S.C. § 2072, which mandates that the Federal Rules of Civil Procedure "shall not abridge, enlarge, or modify any *substantive* right." (emphasis added).

Accordingly, Plaintiffs instituted this action on March 10, 2006 for purposes of determining the period of recovery under § 36(b). Applying the one-year period to this date, Plaintiffs may recover damages from March 10, 2005 to March 10, 2006. We will now turn to Plaintiffs' next argument regarding this time period – namely, whether Plaintiffs may recover damages until the end of this action.

2. Plaintiffs May Only Recover Damages Suffered from March 10, 2005 to March 10, 2006.

Plaintiffs next argue that § 36(b)(3) does not regulate how far into the *future* a plaintiff may recover damages. According to Plaintiffs, they are entitled to recover damages until the end of this action. The Court disagrees.

While § 36(b)(3) does not explicitly place an end date on when a plaintiff may recover damages under § 36(b), the intent and purpose of the statute clearly limits recovery to one year. Specifically, the ICA requires that a fund's investment advisory and principal underwriting contracts be approved annually by the board of directors or by majority vote of the outstanding voting securities of the fund. 15 U.S.C. §§ 80a-15(a)(2), (b)(1); 17 C.F.R. 270.15a-2. These contracts then govern the payment of investment advisory and underwriting fees, which may later be tested by a fund shareholder in an appropriate § 36(b) action. Therefore, it is clear from the ICA that the intent of § 36(b)(3) was to provide fund shareholders, along with the Securities Exchange Commission, a means for testing newly passed advisory and distribution contracts. *See Kahn v. Kohlberg, Kravis, Roberts & Co.*, 970 F.2d 1030, 1038 (2d Cir. 1992) (noting that the one-year period under § 36(b)(3) "is fully adequate for the § 36(b) claim since other provisions of the statute require that shareholders review and approve the subject contracts annually." (citing 15 U.S.C. § 80a-15(c))); *Brever v. Federated Equity Mgmt. Co.*, 233 F.R.D. 429, 433 (W.D. Pa. 2005) (stating that "[t]he limitations on § 36(b) actions reflect the congressional intent to establish a means by which recently awarded management contracts may be policed, tested and modified or rescinded under federal court review."). Congress also intended, by limiting recovery to one year, to curb the potential for increased costs of litigation and the abusive use of lawsuits. *Brever*, 233 F.R.D. at 433 (citing H.R. Rep. No. 1382, 91st

Cong., 2d Sess. 8, 38 (1970)). Extending the right to recover damages beyond one year, therefore, would violate the text and intent of § 36(b).

Accordingly, Plaintiffs' period of recovery under § 36(b)(3) is March 10, 2005 to March 10, 2006. We will now turn to the heart of this case – namely, whether Plaintiffs state a claim under § 36(b) of the ICA.

B. Failure to State a Claim Under § 36(b)

As mentioned earlier, to be found liable for a violation of § 36(b), a defendant "must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg*, F.2d at 928 (citing *Fogel v. Chestnutt*, 668 F.2d 100, 112 (2d Cir. 1981)). To survive a motion to dismiss a § 36(b) claim, a plaintiff must "allege ... facts pertinent to the relationship between the fees charged and the services rendered by the investment advisor [or distributor]." *Midgal*, 248 F.3d at 327; *see also Krantz v. Prudential Invs. Fund Mgmt.*, 305 F.3d 140, 143-44 (3d Cir. 2002) (adopting standard in *Midgal*). Furthermore, Plaintiffs must plead facts showing that those violations occurred during the statutory one-year period under § 36(b)(3). *In re Salomon Smith Barney Mut. Fund Fee Litig.*, 441 F. Supp. 2d 579, 598 (S.D.N.Y. 2006) (citing *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04-4885, 2006 U.S. Dist. LEXIS 939, at *5-8 (S.D.N.Y. Jan. 11, 2006)); *see also Green v. Nuveen Advisory Corp.*, 295 F.3d 738, 744 (7th Cir. 2002) ("Although [plaintiffs] attempt in a secondary argument to show an actual conflict resulting from a leveraging decision in 1994, this time period was ... before the Act's recoverable one-year period began.").

Here, Plaintiffs' Derivative Complaint fails to state a claim under § 36(b). As mentioned before, the Derivative Complaint is brought on behalf of twelve Funds. (D.C. ¶¶ 12-18.) As to ten of those Funds, the Derivative Complaint fails to allege any facts regarding the fees charged to those Funds during March 10, 2005 and March 10, 2006.[4] The only facts pled regarding those Funds' fees refer to fees paid in 2004 and earlier. Therefore, Plaintiffs fail to allege that the fees charged to these Funds were excessive during the relevant period of recovery under § 36(b)(3). Accordingly, Plaintiffs' § 36(b) claims as to these funds are dismissed.

As to the remaining two Funds, namely, the Templeton Growth Fund ("Growth Fund") and the Templeton Foreign Fund ("Foreign Fund"), the allegations fail to state a claim. Regarding those Funds' fees, the Plaintiffs allege that the Growth Fund and Foreign Fund had some of the highest fees in the industry based upon an undated website report from FundExpenses.com, last visited by Plaintiffs on March 9, 2006. (D.C. ¶ 42.) For instance, the report states that the Growth Fund ranked 18th out of 50 in terms of total fees charged to the Funds, taking in over $251.3 million in fees. (D.C. ¶ 42.) Furthermore, the same report states that the Foreign Fund ranked 24th out of 50, taking in over $213.5 million in total fees. (D.C. ¶ 42.)

Regarding the services rendered by Defendants during the relevant time period, Plaintiffs make only one allegation regarding the Growth Fund. They allege that the Growth Fund grew so large that it began to function more like an index fund, which traditionally charge lower

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[4]Those ten funds are: Mutual European Fund, Franklin Small Cap Growth II Fund, Mutual Shares Fund, Franklin Blue Chip Fund, Franklin DynaTech Series Fund, Templeton World Fund, Franklin AGE High Income Fund, Franklin U.S. Government Securities Fund, Mutual Beacon Fund, and Mutual Discovery Fund.

management fees than actively managed funds because they require less active maintenance. (D.C. ¶¶ 74-75, 77.) Plaintiffs also make the same allegation regarding the Foreign Fund. (D.C.¶¶ 77.) However, Plaintiffs also allege that the Foreign Fund's current performance ranking is 731 of 855 relevant funds. (D.C. ¶ 70.) Plaintiffs contend that this poor performance suggests that the fees charged to the Foreign Fund were excessive in relation to the quality and nature of the services provided. (D.C. ¶¶ 70, 71.)

Plaintiffs' allegations regarding the Growth Fund and Foreign Fund are insufficient to state a claim under § 36(b). Specifically, the allegations pertaining to these Funds' resemblance to index funds does not address the actual services rendered to those Funds. Such an allegation is necessary "to show how the fees were disproportionate to th[e] relationship between fees and services." *Midgal*, 248 F.3d at 327. If plaintiffs were allowed to state a § 36(b) claim based upon such paltry allegations, then any fund that grew over time while not simultaneously lowering its fees would be subject to suit under the ICA. This cannot be allowed. *See, e.g., In re Goldman Sachs Mut. Funds Fee Litig.*, No. 04-2567, 2006 U.S. Dist. LEXIS 1542, at *33 (S.D.N.Y. Jan. 17, 2006) ("Mere assertions that fees increased with the size of the Funds are not enough to establish that the benefits from economies of scale were not passed on to investors.") (citation omitted). It would also violate a stated intent of the drafters of the 1970 amendments, which was to "prevent the harassment of investment advisors by ill-founded or nuisance law suits, the so-called strike suit." H.R. Rep. 1382, 91st Cong., 2d Sess., 8 (1970).

Second, the allegations pertaining to the Foreign Fund's underperformance are also unavailing. The data relied upon in making this claim is undated, and therefore the Court cannot know whether it pertains to the Funds' fees during the relevant one-year period. However, even assuming it was produced in 2006, its results would only cover at most 69 days of 2006, or less than one-fifth of the relevant one-year period covered by § 36(b). As noted by one court, this poses "a serious problem" for the survival of Plaintiffs' claim. *See AllianceBernstein Mut. Fund Excessive Fee Litig.*, 2006 U.S. Dist. LEXIS 939, at *5-6 (noting that allegations about the financial performance of a fund for one-third of the year weakened plaintiff's case). Furthermore, the Court is wary about attaching too much significance to a fund's financial performance. As noted by the Fourth Circuit,

> While performance may be marginally helpful in evaluating the services which a fund offers, allegations of underperformance alone are insufficient to prove that an investment adviser's fees are excessive. Investing is not a risk-free endeavor. Even the most knowledgeable advisers do not always perform up to expectations, and investments themselves involve quite different magnitudes of risk. Furthermore, investment results are themselves cyclical. An underachieving fund one year may be an overachieving fund the next. Accepting plaintiffs' invitation to permit discovery here because the funds under performed would make it possible for other plaintiffs to state a claim in limitless actions filed under Section 36(b).

Midgal, 248 F.3d at 327-28; *see also Benak v. Alliance Capial Mgmt. L.P.*, No. 01-5743, 2004 U.S. Dist. LEXIS 12231, at *27 (D.N.J. Feb. 9, 1994) (adopting *Midgal*'s proposition that underperformance, without more, is insufficient to establish excessiveness of fees). Similarly, the Court here is not persuaded that allegations that the Foreign Fund underperformed, while simultaneously charging above-market fees, states a claim under § 36(b).

In sum, the Court finds that Plaintiffs' Derivative Complaint fails to state a claim as to any of the Funds under § 36(b). Accordingly, Count One of Plaintiffs' Derivative Complaint is dismissed with prejudice.

IV. Section 48(a) of the Investment Company Act

Defendants next move to dismiss Count Two of the Derivative Complaint, which attempts to state a claim under § 48(a) of the ICA. This section provides:

> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a). Thus, liability under § 48(a) is predicated upon a violation of another ICA provision. Because Plaintiffs failed to state a claim under § 36(b), no claim for violation of § 48(a) can be maintained.

In addition, the Court notes that numerous other courts have found that no private right of action exists under § 48(a). For instance, one court held that "the absence of rights-creating language, the existence of an alternative method of enforcement, and the existence of an explicit private right of action for another provision of the statute creates the strong presumption that Congress did not intend to create [a] private right[ ] of action under ... § 48(a)." *In re Eaton Vance Mut. Funds Fee Litig.*, 380 F. Supp. 2d 231-33 (S.D.N.Y. 2005); *see also Boyce v. AIM Mgmt. Group, Inc.*, No. 04-2587, 2006 U.S. Dist. LEXIS 71062, at *16 (S.D. Tex. Sept. 29, 2006); *In re Blackrock Mut. Funds Fee Litig.*, No. 04-164, 2006 U.S. Dist. LEXIS 13846, at **14-20 (W.D. Pa. Mar. 29, 2006); *In re Oppenheimer Funds Fee Litig.*, 419 F. Supp. 2d 593, 595 (S.D.N.Y. 2006); *In re Goldman Sachs*, 2006 U.S. Dist. LEXIS 1542, at **14-18; *Waldock v. M.J. Select Global, Ltd.*, 03-5293, 2005 U.S. Dist. LEXIS 38001, at **29-33 (N.D. Ill. Dec. 27, 2005). Although our circuit has yet to address this issue, we agree with the reasoning of these courts and adopt their conclusion that no private right of action exists under § 48(a). Accordingly, for these reasons, Defendants motion to dismiss Count Two is granted.

CONCLUSION

For the foregoing reasons, Defendants' motion to dismiss Plaintiffs' Derivative Complaint is **GRANTED** and the Derivative Complaint is **DISMISSED WITH PREJUDICE.** An appropriate Order accompanies this Opinion.

March 13, 2007

s/William J. Martini
William J. Martini, U.S.D.J.

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	MASTER FILE: 04-cv-982 (WJM) (MF)
	)	
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	Document Filed Electronically

Notice is hereby given that the named plaintiffs in the above-captioned civil action (Stephen R. Alexander IRA, Cathy Wilcox, Rex Wilcox, Mark A. Xavier, Katherine Xavier, Scott Aultman, Philip Glaspey) individually, and on behalf of the Franklin mutual funds in which the named plaintiffs are shareholders, which are the: Franklin AGE High Income Fund, Franklin Blue Chip Fund, Franklin DynaTech Series Fund, Franklin Small Cap Growth II Fund, Franklin U.S. Government Securities Fund, Mutual Beacon Fund, Mutual Discovery Fund, Mutual European Fund, Mutual Shares Fund, Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund hereby appeal to the United States Court of Appeals for the Third Circuit from the Opinion and Order of the District Court entered in this action on March 13, 2007 (annexed hereto as Exhibits A and B, respectively) which (1) vacated its previous Opinion and Order entered September 9, 2005 (annexed hereto as Exhibits C and D, respectively) allowing Plaintiffs leave to replead Counts Three through Five and Seven through Ten of their Consolidated Amended Complaint and (2) dismissed this action with prejudice. A class has not been certified in this action.

The other parties and counsel to the Orders and Opinions described above are:

Joseph T. Boccassini, Esq.
Gregory J. Hindy, Esq.
McCARTER & ENGLISH, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102

Daniel A. Pollack, Esq.
Martin I. Kaminski, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036

Attorneys for Defendants Franklin Resources, Inc., Franklin Advisers, Inc., Franklin Private Client Group, Inc., Franklin Advisory Services, LLC, Franklin Mutual Advisers, LLC, Fiduciary International, Inc., Franklin/Templeton Distributors, Inc., Templeton Investment Counsel, LLC, Franklin Investment Advisory Services, Inc., Templeton Global Advisors Limited, and Templeton/Franklin Investment Services, Inc.

Michael R. Griffinger
Gibbons, Del Deo, Dolan, Griffinger & Vecchione
One Riverfront Plaza
Newark, New Jersey 07102

Attorney for Defendants Harry J. Ashton, S. Joseph Fortunato, and Gordon S. Macklin

SHALOV STONE BONNER & ROCCO LLP

By: /s/ James P. Bonner
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs

MILBERG WEISS & BERSHAD LLP
Jerome M. Congress
Janine L. Pollack
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs

BROWER PIVEN, P.C.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
(410) 332-0030

MURRAY, FRANK & SAILER LLP
Marvin L. Frank
Eric J. Belfi
275 Madison Avenue

New York, New York 10016
(212) 682-1818

GLANCY BINKOW & GOLDBERG LLP
Michael M. Goldberg
1801 Avenue of the Stars
Suite 311
Los Angeles, California 90067
(310) 201-9150

SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, Pennsylvania 19004
(610) 667-7706

LITE DEPALMA GREENBERG & RIVAS, LLC
Joseph J. DePalma (JD 7697)
2 Gateway Center, 12 th Floor
Newark, New Jersey 07102
(973) 623-3000

Additional Counsel for Plaintiffs

EXHIBIT A

**UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY**

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	MASTER FILE: 04-CV-982 (WJM) **OPINION**

Patrick L. Rocco
Shalov Stone & Bonner LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962

Jerome M. Congress
Janine L. Pollack
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119

(*Attorneys for Plaintiffs*)

Gregory J. Hindy
McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, New Jersey 07101

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036

(*Attorney for Defendants*)

MARTINI, U.S.D.J.:

This matter comes before the Court on Defendants' motion to dismiss Plaintiffs' Second Amended Derivative Complaint for failure to state a claim under Federal Rule of Civil Procedure

12(b)(6). For the following reasons, Defendants' motion is **GRANTED** and Plaintiffs' Second Amended Derivative Complaint is **DISMISSED WITH PREJUDICE.**

BACKGROUND

For purposes of the present motion, it is necessary to provide some background regarding this matter. On October 4, 2004, three shareholders of three Franklin and Templeton mutual funds filed a Consolidated Amended Complaint (the "Class Action Complaint" or "C.A.C."). The suit was brought on behalf of all investors owning shares in 103 Franklin and Templeton Mutual Funds between March 2, 1999 to November 17, 2003.[1] The Class Action Complaint named as defendants Franklin Resources, Inc., which is the parent company of all the defendants, the funds' investment advisors and distributors, and the funds' directors, officers, and trustees. Also named as nominal defendants were the funds themselves.

The gravamen of the Class Action Complaint was that the defendants engaged in a kickback scheme with securities brokers that benefitted everyone involved but the funds and their shareholders. *See generally In re Franklin Mut. Funds*, 388 F. Supp. 2d 451, 457 (D.N.J. 2005). Essentially, the plaintiffs claimed that the defendants made undisclosed payments to brokers to encourage them to push the funds onto unsuspecting investors. Under agreements known as "shelf-space arrangements," the brokers would give the funds priority placement when encouraging investors to invest in mutual funds. Plaintiffs claimed this led to more people investing in the funds, causing the funds' net asset value to grow. As the net asset value of the

[1]Three individual shareholders initially filed separate complaints in this matter. Plaintiff Stephen R. Alexander IRA filed its initial complaint on March 2, 2004. Plaintiff Frank Tricarico filed his initial complaint on March 4, 2004 and plaintiff Cathy Wilcox filed her initial complaint on May 12, 2004. The Court consolidated these matters on June 29, 2004. The plaintiffs then filed their Class Action Complaint on October 4, 2004.

funds grew, the defendants began collecting greater compensation because they charged the funds fees as a percentage of net asset value. As the defendants collected greater compensation they, in turn, continued making payments to brokerage firms to induce brokers to steer more investors into the funds. As this circle continued, and the Funds expanded, the brokers and the defendants reaped the pecuniary rewards while the investors were left owning shares in ever-larger, less dynamic mutual funds laden with excessive fees. The plaintiffs also claimed that this scheme directly harmed investors because it reduced the funds' net asset value per share, decreasing the amount by which each shareholder was entitled to redeem his or her shares.

The Class Action Complaint contained ten counts. Only Counts Three through Four and Seven through Ten, though, are relevant to the motion presently before the Court. Count Three purported to assert a class action claim under § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §§ 80a-35(b). It alleged that the Funds' investment advisors and distributors breached their fiduciary duty to the Funds by engaging in the above-mentioned kickback scheme. Count Four, which relied on Count Three as a predicate for liability, claimed that Franklin Resources Inc. was liable under § 48(a) of the ICA, 15 U.S.C. § 80a-47(a), for causing the funds' investment advisors and distributors to violate § 36(b). Finally, Counts Seven through Ten purported to assert various state law claims against the defendants.

On September 9, 2005, this Court dismissed all ten counts of the Class Action Complaint. *See In re Franklin Mut. Funds*, 388 F. Supp. 2d 451. As to Counts Three and Four, the Court dismissed them because a § 36(b) claim may only be maintained derivatively and not on behalf of a class. *Id.* at 467-69. The Court, though, granted the plaintiffs an opportunity to replead those counts derivatively. *Id.* at 474. As to the plaintiffs' state law claims in Counts Seven through Ten, the Court dismissed them as preempted under the Securities Litigation Uniform Standards Act ("SLUSA"), 15 U.S.C. § 78bb(f). *Id.* at 471-73.

In response to our invitation to replead Counts Three and Four derivatively, the plaintiffs filed a Second Amended Derivative Complaint (the "Derivative Complaint" or "D.C.") on March 10, 2006. The Derivative Complaint is now brought by seven plaintiffs ("Plaintiffs") on behalf of twelve Franklin and Templeton Mutual Funds (the "Franklin Fund(s)" or "Fund(s)") in which they are shareholders.[2] (D.C. ¶¶ 12-18.) The defendants in the Derivative Complaint are: (1) Franklin Resources, Inc.; (2) the Funds' investment advisors (the "Investment Advisor Defendants"); and (3) the Funds' distributors and underwriters (the "Distributor Defendants") (collectively, the "Defendants"). (*Id.* ¶¶ 19-31.). The Derivative Complaint contains two counts. Count One attempts to allege a derivative § 36(b) claim and Count Two attempts to assert a derivative § 48(a) claim.

The Derivative Complaint differs substantially from the Class Action Complaint. As will be discussed below, Plaintiffs now attempt to assert a traditional "*Gartenberg*-style" action. The gravamen of their Derivative Complaint is that the Investment Advisor and Distributor Defendants charged the Funds excessive fees that were grossly disproportionate to the value of the services they provided, and were not within the bounds of what would have been negotiated at arm's-length. (*Id.* ¶¶ 1-4.) The fees primarily at issue here are Investment Advisor Fees and "Rule 12b-1 Fees." (*Id.* ¶¶ 3-4, 34-38.) The Investment Advisor Defendants received

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[2]These funds are the Mutual Beacon Fund, Mutual Shares Fund, Mutual European Fund, Mutual Discovery Fund, Templeton World Fund, Templeton Foreign Fund, Templeton Growth Fund, Franklin U.S. Government Securities Fund, Franklin AGE High Income Fund, Franklin DynaTech Series Fund, Franklin Small Cap Growth II Fund, and the Franklin Blue Chip Fund.

Investment Advisor Fees, while the Distributor Defendants received Rule 12b-1 Fees. (*Id.* ¶ 35.) Both fees are calculated as a percentage of assets under management. (*Id.* ¶¶ 34-35.) Therefore, the dollar amount of such fees increase as the size of the Fund grows. (*Id.*)

Essentially, Plaintiffs claim that Defendants' fees were excessive for two reasons. First, Defendants failed to pass onto the Funds the benefits of "economies of scale." (*Id.* ¶¶ 2-4, 43-44.) Open-ended mutual funds, such as the Franklin Funds, can experience economies of scale. (*Id.* ¶ 43.) Because of economies of scale, it does not cost more on a per share basis to manage additional assets in a growing mutual fund. (*See id.* ¶ 44.) For instance, many of the costs, such as research costs, remain fixed regardless of the amount of assets in a given fund. (*See id.*) Therefore, the cost of maintaining a shareholder's account is typically the same for all shareholders, regardless of the relative size of their accounts. (*See id.*) Here, Plaintiffs claim that the Funds' assets grew dramatically. (*Id.* ¶ 41.) As a result, this created substantial economies of scale. (*Id.* ¶ 42-45.) Plaintiffs allege, however, that Defendants never passed along the benefits of those economies of scale by lowering their fees or providing additional services.

Plaintiffs' second explanation for the excessive fees mirrors their allegations in the Class Action Complaint. They claim that the kickback scheme, as described above, harmed the Funds because it increased the Defendants' fees while not resulting in the Funds receiving any additional services. (*Id.* ¶¶ 5, 59, 64, 83, 87, 91.) As such, Plaintiffs claim that Defendants received "something for nothing." (*Id.* ¶ 5, 64.)

Plaintiffs further allege that the board of directors (the "Directors") of the Funds failed to exercise due care when approving the Rule 12b-1 Fees paid to Defendants. Plaintiffs claim that the uninformed adoption and renewal of these distribution agreements resulted in the charging of

Rule 12b-1 fees that did not benefit the Funds. (*Id.* ¶ 97.) Moreover, Plaintiffs allege that the Directors failed to obtain the information necessary to evaluate the use of Rule 12b-1 Fees for the Investment Advisor and Distributor Defendants' shelf-space arrangements. (*Id.* ¶ 98.) Plaintiffs also allege that the independent Directors were actually controlled by the Investment Advisor Defendants. (*Id.* ¶¶ 104-107.) Plaintiffs also claim that, because of various professional and social relationships, the independent Directors had no incentive to question the actions of the non-independent Directors. (*Id.* ¶¶ 109-110.)

In lieu of answering, Defendants filed a motion to dismiss Plaintiffs' Derivative Complaint under Rule 12(b)(6) for failure to state a claim. Plaintiffs oppose this motion and argue that their Derivative Complaint satisfies the standard for pleading claims under §§ 36(b) and 48(a). Defendants' motion is now before the Court.

DISCUSSION

I. Standard of Review

In deciding a motion to dismiss under Federal Rule of Civil Procedure 12(b)(6), all allegations in the complaint must be taken as true and viewed in the light most favorable to the plaintiff. *Warth v. Seldin*, 422 U.S. 490, 501 (1975); *Trump Hotels & Casino Resorts, Inc. v. Mirage Resorts Inc.*, 430 F.3d 478, 483 (3d Cir. 1998). In evaluating a Rule 12(b)(6) motion to dismiss for failure to state a claim, a court may consider only the complaint, exhibits attached to the complaint, matters of public record, and undisputedly authentic documents if the plaintiff's claims are based on those documents. *Pension Benefit Guar. Corp. v. White Consol. Indus.*, 998 F.2d 1192, 1196 (3d Cir. 1993). If, after viewing the allegations in the complaint in the light most favorable to the plaintiff, it appears beyond doubt that no relief could be granted "under any set of facts which could prove consistent with the allegations," a court may dismiss a complaint for failure to state a claim. *Hirshon v. King & Spalding*, 467 U.S. 69, 73 (1984); *Zynn v. O'Donnell*, 688 F.2d 940, 941 (3d Cir. 1982).

II. *In re Lord Abbett Mutual Funds Fee Litigation*

Before addressing whether Plaintiffs' Derivative Complaint states a claim under §§ 36(b) and 48(a), the Court shall address a preliminary question. Recently, in a case virtually identical to this one, the Court held that preemption of one count of a class action complaint under SLUSA requires dismissal of the entire class action. *In re Lord Abbett Mut. Fund. Fee Litig.*, 463 F. Supp. 2d 505 (D.N.J. 2006) (hereinafter "*Lord Abbett*"). The Court based this ruling on: (1) the statutory text of SLUSA; (2) the Third Circuit's decision in *Rowinski v. Salomon Smith Barney*, 398 F.3d 294 (3d Cir. 2005); (3) recent Supreme Court precedent construing SLUSA; and (4) the lack of any legislative intent to the contrary. Since this decision, two other Courts have applied our holding in other securities cases. *See Superior Partners v. Chang*, 2007 U.S. Dist. LEXIS 1457, at *17-21 (S.D. Tex. Jan. 8, 2007); *Siepel v. Bank of Am., N.A.*, 2006 U.S. Dist. LEXIS 93602, at *36 n.11. (E.D. Mo. Dec. 27, 2006); *but see In re Am. Mut. Funds Fee Litig.*, No. 04-5593, 2007 U.S. Dist. LEXIS 8276 (C.D. Ca. Jan. 18, 2007).

After the parties concluded their briefing on Defendants' motion to dismiss, the Court asked them to discuss the applicability of the *Lord Abbett* decision to the instant matter.[3] During oral argument, Plaintiffs conceded that our *Lord Abbett* decision is factually "on all fours" with this case. (Tr. of Hearing, 1/30/2007, at p. 6.) In light of this concession, the Court shall apply

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[3]The Defendants requested, and the Court granted, leave to supplement their motion to dismiss to rely on the holding in *Lord Abbett*. (Tr. of Hearing, 1/30/07, at p. 5-6.)

the *Lord Abbett* decision and dismiss the instant matter in its entirety. As explained earlier, Plaintiffs originally brought this case as a class action. Furthermore, the Court previously dismissed Counts Seven through Ten of the Class Action Complaint under SLUSA. *In re Franklin Mut. Funds*, 388 F. Supp. 2d at 471-73. Therefore, dismissal of the entire class action was appropriate. As such, the Court shall vacate that portion of its previous opinion granting Plaintiffs leave to replead their §§ 36(b) and 48(a) claims derivatively and, instead, dismiss this entire matter as preempted by SLUSA.

However, even if this matter were not subject to dismissal for the reasons articulated in *Lord Abbett*, Plaintiffs nevertheless fail to state a claim under either § 36(b) or § 48(a) of the ICA. The following explains why.

III. Section 36(b) of the Investment Company Act

Count One of the Derivative Complaint attempts to allege a claim under § 36(b) of the ICA. Defendants argue that Plaintiffs fail to state a claim under § 36(b) because they do not allege any facts which, if proved, would establish a breach of fiduciary duty within the relevant time period for recovering damages under § 36(b). In response, Plaintiffs argue that the Derivative Complaint fully satisfies the pleading requirements for a § 36(b) claim. Because the Court finds that Plaintiffs fail to state a claim under § 36(b), Count One is dismissed with prejudice.

Congress enacted the ICA in 1940 to address "its concern with 'the potential for abuse inherent in the structure of investment companies.'" *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 536 (1984). Because a mutual fund is usually created and managed by an organization known as an investment advisor, and the investment advisor normally supervises the daily operation of the fund and selects affiliated persons to serve on the company's board of directors, Congress realized that "the relationship between investment advisors and mutual funds is fraught with potential conflicts of interest." *Id.* To minimize the impact of such conflicts, Congress promulgated a statutory scheme that regulates the transactions between a fund and its advisors, limits the inter-relationship between the board of directors and the fund's advisors, and requires agreements for investment advice to be reduced to a written contract and approved by the directors and shareholders of the fund. *Id.* at 536-537 (citations omitted).

After these initial measures proved insufficient in regulating fee arrangements for investment advice, Congress amended the ICA in 1970 to strengthen the judicial oversight of such arrangements. *Id.* at 539. In amending the ICA, Congress imposed a "fiduciary duty" on investment advisors and their affiliates and permitted either the Securities Exchange Commission or a shareholder to commence an action on the grounds that the mutual fund's fees constitute a "breach of fiduciary duty." *Id.* (citations omitted). This fiduciary duty was codified in § 36(b) of the ICA. In its present incarnation, § 36(b) provides:

> An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment advisor, or any affiliated person of such investment adviser ... for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment advisor or person.

In sum, § 36(b) provides that "investment company advisors owe shareholders in investment companies a fiduciary duty with respect to determining and receiving their advisory fees." *Green v. Fund Asset Mgmt., L.P.*, 286 F.3d 682, 685 (3d Cir. 2002). This fiduciary duty has also been read to apply to the payment of Rule 12b-1 Fees. *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 82-83 (2d Cir. 1985).

The fiduciary duty imposed by the 1970 amendment is significantly narrower than the fiduciary relationship recognized by common law. *Green*, 286 F.3d at 685. The 1970 amendments were designed "to provide a means by which the Federal courts can enforce the federally-created fiduciary duty with respect to management compensation." *Id.* Under § 36(b), the mere showing of a conflict of interest in the mutual fund arrangement is insufficient; a shareholder must allege an actual breach of fiduciary duty with respect to the compensation for services rendered. *Id.* at 684-85; *Fox*, 464 U.S. at 534. In general, a violation of § 36(b) occurs where the advisor or its affiliate received a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and does not reflect the product of arm's-length bargaining. *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982); *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 330 (D.N.J. 2001).

Furthermore, the 1970 amendments also included a number of limitations on the fiduciary duty imposed under § 36(b). *Green*, 286 F.3d at 685. Specifically, § 36(b)(3) provides: a shareholder may only sue the recipient of the fees, recovery is limited to actual damages resulting from the breach, and damages are not recoverable for any period prior to one year before the action was instituted. *Id.* (citing 15 U.S.C. § 80a-35(b)(3)). Furthermore, the plaintiff has the burden of proving a breach of fiduciary duty, which differs from the common law rule requiring a fiduciary to justify its conduct. *Id.* (citations omitted). With this backdrop in mind, we now turn to the first issue raised by the parties concerning § 36(b).

A. The Damages Period Under § 36(b)(3)

The first issue the Court must address is the period in which Plaintiffs may recover damages under § 36(b). As mentioned before, § 36(b)(3) provides that damages are not recoverable prior to one year before the action was instituted. The parties here raise various arguments regarding the formulation of this time period.

1. Plaintiffs Instituted this Action on March 10, 2006.

The parties initially dispute when Plaintiffs "instituted" this action for purposes of determining the one-year period of recovery under § 36(b)(3). Section 36(b)(3) provides that: "No award of damages shall be recoverable [under § 36(b)] for any period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3). Defendants argue that this period began when Plaintiffs filed their Derivative Complaint on March 10, 2006. As such, they claim that Plaintiffs are only entitled to recover damages suffered one year prior to that date – i.e., March 10, 2005 to March 10, 2006. Plaintiffs oppose this argument. According to Plaintiffs, they instituted this action when the Stephen R. Alexander IRA filed its initial complaint in this matter on March 2, 2004. *See supra* note 1. Plaintiffs also argue, in the alternative, that even if the action did not commence on that date, their Derivative Complaint "relates back" to the Class Action Complaint for purposes of determining the one-year period. Because the Court finds that the one-year period began upon the filing of the Derivative Complaint, and Plaintiffs' Derivative Complaint does not relate back to the Class Action Complaint, Plaintiffs instituted this action on March 10, 2006.

First, the statutory text of the ICA supports Defendants' position that Plaintiffs instituted this action upon filing the Derivative Complaint. Specifically, § 36(b) provides that "[a]n action may be brought ... by a security holder of such registered investment company *on behalf* of such company ... for breach of fiduciary duty ...." 15 U.S.C. § 80a-35(b) (emphasis added). Section 36(b)(3) then limits the recovery of damages under this section, stating that "[n]o award of damages shall be recoverable for any period prior to one year before *the action* was instituted." 15 U.S.C. § 80a-35(b)(3) (emphasis added). Reading these two provisions together, it is apparent that the one-year period for recovering damages under § 36(b) begins when a plaintiff institutes a derivative action under that section. The term "action," as used in § 36(b), clearly refers to an action brought by a security holder in a particular fund *on behalf of* that fund – i.e., a derivative action. It does not refer to a "class action" brought on behalf of all the shareholders in the fund complex. *See, e.g., In re Franklin Mut. Funds*, 388 F. Supp. 2d at 468 ("'[A] § 36(b) action is undeniably 'derivative' in the broadest sense of the word.'" (quoting *Fox*, 464 U.S. at 535 n.11)). Since this is the case, it necessarily follows that, under § 36(b)(3), the period for recovery in a suit brought *on behalf of* a fund extends one year back from the filing of the suit *on behalf of* that fund. In the instant matter, Plaintiffs did not institute a § 36(b) action *on behalf of* any Fund until they filed their Derivative Complaint on March 10, 2006. Until that date, Plaintiffs only filed a class action.

Plaintiffs' second argument, that their Derivative Complaint "relates back" to the filing of their Class Action Complaint for purposes of determining the one-year period under § 36(b)(3), is also incorrect. The relation back principle is found in Federal Rule of Civil Procedure 15(c). Essentially, it allows an amended pleading to relate back, for purposes of the statute of limitations, to the time when the original complaint was filed. Fed. R. Civ. P. 15(c). Notably, relation back is a rule of procedure. *Schach v. Ford Motor Co.*, 210 F.R.D. 522, 526 (M.D. Pa. 2002) (noting that "the Third Circuit has made clear that the question of relation back is procedural...." (citing *Nelson v. County of Allegheny*, 60 F.3d 1010, 1014 (3d Cir. 1995)); *Estate of Fortunato by Fortunato v. Handler*, 968 F. Supp. 963, 967 (W.D. Pa. 1996). The one-year period under § 36(b)(3), however, is not a statute of limitations. It is a substantive limitation on the damages a plaintiff may recover under the ICA. *Krinsk v. Fund Asset Mgmt.*, No. 85-8428, 1986 U.S. Dist. LEXIS 25691, at *11-13 (S.D.N.Y. May 9, 1986) (noting that § 36(b)(3) "places a substantive limit on damages rather than a procedural limitation on the time within which an action may be brought."). Therefore, the relation back principle cannot work to extend the time limit for recovery of damages under § 36(b)(3). *See, e.g., Resolution Trust Corp. v. Olson*, 768 F. Supp. 283, 285 (D. Ariz. 1991) ("Relation back under Rule 15 does not apply when the statute at issue defines substantive rights rather than merely limiting procedural remedies." (citation omitted)). In fact, applying Rule 15(c) here would be inconsistent with the Rules Enabling Act, 28 U.S.C. § 2072, which mandates that the Federal Rules of Civil Procedure "shall not abridge, enlarge, or modify any *substantive* right." (emphasis added).

Accordingly, Plaintiffs instituted this action on March 10, 2006 for purposes of determining the period of recovery under § 36(b). Applying the one-year period to this date, Plaintiffs may recover damages from March 10, 2005 to March 10, 2006. We will now turn to Plaintiffs' next argument regarding this time period – namely, whether Plaintiffs may recover damages until the end of this action.

2. Plaintiffs May Only Recover Damages Suffered from March 10, 2005 to March 10, 2006.

Plaintiffs next argue that § 36(b)(3) does not regulate how far into the *future* a plaintiff may recover damages. According to Plaintiffs, they are entitled to recover damages until the end of this action. The Court disagrees.

While § 36(b)(3) does not explicitly place an end date on when a plaintiff may recover damages under § 36(b), the intent and purpose of the statute clearly limits recovery to one year. Specifically, the ICA requires that a fund's investment advisory and principal underwriting contracts be approved annually by the board of directors or by majority vote of the outstanding voting securities of the fund. 15 U.S.C. §§ 80a-15(a)(2), (b)(1); 17 C.F.R. 270.15a-2. These contracts then govern the payment of investment advisory and underwriting fees, which may later be tested by a fund shareholder in an appropriate § 36(b) action. Therefore, it is clear from the ICA that the intent of § 36(b)(3) was to provide fund shareholders, along with the Securities Exchange Commission, a means for testing newly passed advisory and distribution contracts. *See Kahn v. Kohlberg, Kravis, Roberts & Co.*, 970 F.2d 1030, 1038 (2d Cir. 1992) (noting that the one-year period under § 36(b)(3) "is fully adequate for the § 36(b) claim since other provisions of the statute require that shareholders review and approve the subject contracts annually." (citing 15 U.S.C. § 80a-15(c))); *Brever v. Federated Equity Mgmt. Co.*, 233 F.R.D. 429, 433 (W.D. Pa. 2005) (stating that "[t]he limitations on § 36(b) actions reflect the congressional intent to establish a means by which recently awarded management contracts may be policed, tested and modified or rescinded under federal court review."). Congress also intended, by limiting recovery to one year, to curb the potential for increased costs of litigation and the abusive use of lawsuits. *Brever*, 233 F.R.D. at 433 (citing H.R. Rep. No. 1382, 91st

Cong., 2d Sess. 8, 38 (1970)). Extending the right to recover damages beyond one year, therefore, would violate the text and intent of § 36(b).

Accordingly, Plaintiffs' period of recovery under § 36(b)(3) is March 10, 2005 to March 10, 2006. We will now turn to the heart of this case – namely, whether Plaintiffs state a claim under § 36(b) of the ICA.

B. Failure to State a Claim Under § 36(b)

As mentioned earlier, to be found liable for a violation of § 36(b), a defendant "must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg*, F.2d at 928 (citing *Fogel v. Chestnutt*, 668 F.2d 100, 112 (2d Cir. 1981)). To survive a motion to dismiss a § 36(b) claim, a plaintiff must "allege ... facts pertinent to the relationship between the fees charged and the services rendered by the investment advisor [or distributor]." *Midgal*, 248 F.3d at 327; *see also Krantz v. Prudential Invs. Fund Mgmt.*, 305 F.3d 140, 143-44 (3d Cir. 2002) (adopting standard in *Midgal*). Furthermore, Plaintiffs must plead facts showing that those violations occurred during the statutory one-year period under § 36(b)(3). *In re Salomon Smith Barney Mut. Fund Fee Litig.*, 441 F. Supp. 2d 579, 598 (S.D.N.Y. 2006) (citing *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04-4885, 2006 U.S. Dist. LEXIS 939, at *5-8 (S.D.N.Y. Jan. 11, 2006)); *see also Green v. Nuveen Advisory Corp.*, 295 F.3d 738, 744 (7th Cir. 2002) ("Although [plaintiffs] attempt in a secondary argument to show an actual conflict resulting from a leveraging decision in 1994, this time period was ... before the Act's recoverable one-year period began.").

Here, Plaintiffs' Derivative Complaint fails to state a claim under § 36(b). As mentioned before, the Derivative Complaint is brought on behalf of twelve Funds. (D.C. ¶¶ 12-18.) As to ten of those Funds, the Derivative Complaint fails to allege any facts regarding the fees charged to those Funds during March 10, 2005 and March 10, 2006.[4] The only facts pled regarding those Funds' fees refer to fees paid in 2004 and earlier. Therefore, Plaintiffs fail to allege that the fees charged to these Funds were excessive during the relevant period of recovery under § 36(b)(3). Accordingly, Plaintiffs' § 36(b) claims as to these funds are dismissed.

As to the remaining two Funds, namely, the Templeton Growth Fund ("Growth Fund") and the Templeton Foreign Fund ("Foreign Fund"), the allegations fail to state a claim. Regarding those Funds' fees, the Plaintiffs allege that the Growth Fund and Foreign Fund had some of the highest fees in the industry based upon an undated website report from FundExpenses.com, last visited by Plaintiffs on March 9, 2006. (D.C. ¶ 42.) For instance, the report states that the Growth Fund ranked 18th out of 50 in terms of total fees charged to the Funds, taking in over $251.3 million in fees. (D.C. ¶ 42.) Furthermore, the same report states that the Foreign Fund ranked 24th out of 50, taking in over $213.5 million in total fees. (D.C. ¶ 42.)

Regarding the services rendered by Defendants during the relevant time period, Plaintiffs make only one allegation regarding the Growth Fund. They allege that the Growth Fund grew so large that it began to function more like an index fund, which traditionally charge lower

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[4]Those ten funds are: Mutual European Fund, Franklin Small Cap Growth II Fund, Mutual Shares Fund, Franklin Blue Chip Fund, Franklin DynaTech Series Fund, Templeton World Fund, Franklin AGE High Income Fund, Franklin U.S. Government Securities Fund, Mutual Beacon Fund, and Mutual Discovery Fund.

management fees than actively managed funds because they require less active maintenance. (D.C. ¶¶ 74-75, 77.) Plaintiffs also make the same allegation regarding the Foreign Fund. (D.C.¶¶ 77.) However, Plaintiffs also allege that the Foreign Fund's current performance ranking is 731 of 855 relevant funds. (D.C. ¶ 70.) Plaintiffs contend that this poor performance suggests that the fees charged to the Foreign Fund were excessive in relation to the quality and nature of the services provided. (D.C. ¶¶ 70, 71.)

Plaintiffs' allegations regarding the Growth Fund and Foreign Fund are insufficient to state a claim under § 36(b). Specifically, the allegations pertaining to these Funds' resemblance to index funds does not address the actual services rendered to those Funds. Such an allegation is necessary "to show how the fees were disproportionate to th[e] relationship between fees and services." *Midgal*, 248 F.3d at 327. If plaintiffs were allowed to state a § 36(b) claim based upon such paltry allegations, then any fund that grew over time while not simultaneously lowering its fees would be subject to suit under the ICA. This cannot be allowed. *See, e.g., In re Goldman Sachs Mut. Funds Fee Litig.*, No. 04-2567, 2006 U.S. Dist. LEXIS 1542, at *33 (S.D.N.Y. Jan. 17, 2006) ("Mere assertions that fees increased with the size of the Funds are not enough to establish that the benefits from economies of scale were not passed on to investors.") (citation omitted). It would also violate a stated intent of the drafters of the 1970 amendments, which was to "prevent the harassment of investment advisors by ill-founded or nuisance law suits, the so-called strike suit." H.R. Rep. 1382, 91st Cong., 2d Sess., 8 (1970).

Second, the allegations pertaining to the Foreign Fund's underperformance are also unavailing. The data relied upon in making this claim is undated, and therefore the Court cannot know whether it pertains to the Funds' fees during the relevant one-year period. However, even assuming it was produced in 2006, its results would only cover at most 69 days of 2006, or less than one-fifth of the relevant one-year period covered by § 36(b). As noted by one court, this poses "a serious problem" for the survival of Plaintiffs' claim. *See AllianceBernstein Mut. Fund Excessive Fee Litig.*, 2006 U.S. Dist. LEXIS 939, at *5-6 (noting that allegations about the financial performance of a fund for one-third of the year weakened plaintiff's case). Furthermore, the Court is wary about attaching too much significance to a fund's financial performance. As noted by the Fourth Circuit,

> While performance may be marginally helpful in evaluating the services which a fund offers, allegations of underperformance alone are insufficient to prove that an investment adviser's fees are excessive. Investing is not a risk-free endeavor. Even the most knowledgeable advisers do not always perform up to expectations, and investments themselves involve quite different magnitudes of risk. Furthermore, investment results are themselves cyclical. An underachieving fund one year may be an overachieving fund the next. Accepting plaintiffs' invitation to permit discovery here because the funds under performed would make it possible for other plaintiffs to state a claim in limitless actions filed under Section 36(b).

Midgal, 248 F.3d at 327-28; *see also Benak v. Alliance Capial Mgmt. L.P.*, No. 01-5743, 2004 U.S. Dist. LEXIS 12231, at *27 (D.N.J. Feb. 9, 1994) (adopting *Midgal*'s proposition that underperformance, without more, is insufficient to establish excessiveness of fees). Similarly, the Court here is not persuaded that allegations that the Foreign Fund underperformed, while simultaneously charging above-market fees, states a claim under § 36(b).

In sum, the Court finds that Plaintiffs' Derivative Complaint fails to state a claim as to any of the Funds under § 36(b). Accordingly, Count One of Plaintiffs' Derivative Complaint is dismissed with prejudice.

IV. Section 48(a) of the Investment Company Act

CONCLUSION

For the foregoing reasons, Defendants' motion to dismiss Plaintiffs' Derivative Complaint is **GRANTED** and the Derivative Complaint is **DISMISSED WITH PREJUDICE**. An appropriate Order accompanies this Opinion.

March 13, 2007

s/William J. Martini
William J. Martini, U.S.D.J.

Defendants next move to dismiss Count Two of the Derivative Complaint, which attempts to state a claim under § 48(a) of the ICA. This section provides:

> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a). Thus, liability under § 48(a) is predicated upon a violation of another ICA provision. Because Plaintiffs failed to state a claim under § 36(b), no claim for violation of § 48(a) can be maintained.

In addition, the Court notes that numerous other courts have found that no private right of action exists under § 48(a). For instance, one court held that "the absence of rights-creating language, the existence of an alternative method of enforcement, and the existence of an explicit private right of action for another provision of the statute creates the strong presumption that Congress did not intend to create [a] private right[ ] of action under ... § 48(a)." *In re Eaton Vance Mut. Funds Fee Litig.*, 380 F. Supp. 2d 231-33 (S.D.N.Y. 2005); *see also Boyce v. AIM Mgmt. Group, Inc.*, No. 04-2587, 2006 U.S. Dist. LEXIS 71062, at *16 (S.D. Tex. Sept. 29, 2006); *In re Blackrock Mut. Funds Fee Litig.*, No. 04-164, 2006 U.S. Dist. LEXIS 13846, at **14-20 (W.D. Pa. Mar. 29, 2006); *In re Oppenheimer Funds Fee Litig.*, 419 F. Supp. 2d 593, 595 (S.D.N.Y. 2006); *In re Goldman Sachs*, 2006 U.S. Dist. LEXIS 1542, at **14-18; *Waldock v. M.J. Select Global, Ltd.*, 03-5293, 2005 U.S. Dist. LEXIS 38001, at **29-33 (N.D. Ill. Dec. 27, 2005). Although our circuit has yet to address this issue, we agree with the reasoning of these courts and adopt their conclusion that no private right of action exists under § 48(a). Accordingly, for these reasons, Defendants motion to dismiss Count Two is granted.

EXHIBIT B

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

In re **FRANKLIN MUTUAL FUNDS EXCESSIVE FEE LITIGATION**	MASTER FILE: 04-CV-982 (WJM) **ORDER**

For the reasons set forth in the Court's accompanying Opinion, and for good cause shown,

IT IS on this 13th day of March 2007, hereby

ORDERED that Defendants' Motion to Dismiss Plaintiffs' Second Amended Derivative Complaint is **GRANTED**; and

IT IS FURTHER ORDERED that Plaintiffs' Second Amended Derivative Complaint is **DISMISSED WITH PREJUDICE.**

s/William J. Martini
William J. Martini, U.S.D.J.

EXHIBIT C

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS EXCESSIVE FEE LITIGATION	MASTER FILE: 04-CV-982 (WJM) **OPINION**

Patrick L. Rocco
Jennifer A. Sullivan
Shalov Stone & Bonner LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119

Attorneys for Plaintiffs

Joseph T. Boccassini
Gregory J. Hindy
Alitia F. Stockwell
Christine Ammerman
McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, New Jersey 07101

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036

Attorneys for Defendants Franklin Resources, Inc., Franklin Advisers, Inc., Franklin Private Client Group, Inc., Franklin Mutual Advisers, LLC, Fiduciary International, Inc., Franklin Templeton Distributors, Inc., and Templeton/Franklin Investment Services

Michael R. Griffinger
Gibbons, Del Deo, Dolan, Griffinger & Vecchione
One Riverfront Plaza
Newark, New Jersey 07102

Attorney for Defendants Harry J. Ashton, S. Joseph Fortunato, and Gordon S. Macklin

MARTINI, U.S.D.J.:

This is a putative class action brought on behalf of all persons or entities who owned one or more shares of the named Franklin and Templeton Mutual Funds against Franklin Resources, Inc. and its subsidiaries and affiliates for, among other reasons, charging mutual fund investors excessive fees and expenses, disseminating materially false and misleading information, and improperly paying brokers to steer unsuspecting investors into the Franklin and Templeton Mutual Funds. Defendants filed a Motion to Dismiss the Consolidated Amended Complaint pursuant to Rules 12(b)(1) and (b)(6) of the Federal Rules of Civil Procedure.[1] Plaintiffs opposed that motion, and subsequently filed a Motion for Class Certification. Plaintiffs have also filed a Motion for Leave to File Supplemental Reply Brief in Support of Its Motion for Class Certification. For the reasons stated below, defendants' motion to dismiss is **GRANTED**, and

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[1]Technically, seven defendants moved to dismiss the Consolidated Amended Complaint. Those original defendants are: Franklin Resources, Inc., Franklin Advisers, Inc., Franklin Private Client Group, Inc., Franklin Mutual Advisers, LLC, Fiduciary International, Inc., Franklin Templeton Distributors, Inc. and Templeton/Franklin Investment Services. It appears that they were the only defendants to move for dismissal at that time because the vast majority of defendants had yet to be served with process. Subsequently, by letter dated March 18, 2005, defendants Harry J. Ashton, S. Joseph Fortunato and Gordon S. Macklin joined in the motion.

plaintiffs' motion for class certification and motion for leave to file a supplemental reply brief are **DENIED.**

BACKGROUND

I. Introduction

A mutual fund consists of a pool of assets, usually in the form of a portfolio of investments, that is owned by its shareholders. A mutual fund is typically organized by an investment management company or a financial institution. It is organized under state law, much like a corporation, and has its own board of directors who are supposed to represent and protect the interests of its shareholders. However, unlike a corporation, a mutual fund is generally not run by its employees. Most mutual funds are managed by organizations referred to as investment advisers. An investment adviser manages the day-to-day operations and selects investment opportunities for the fund's portfolio. The investment adviser is usually affiliated with the entity that organized the fund.

An investment adviser and fund enter into an advisory agreement. *See* 15 U.S.C. §§ 80a-15(a), (c). The advisory agreement typically provides that the investment adviser will receive a percentage of net assets under management as an advisory fee. Given the unusual position of the investment adviser vis-`a-vis the mutual fund, and the fact that a greater amount of net assets under management does not necessarily correlate with greater returns to a fund's shareholders, but in fact may impinge on greater returns, the relationship between the investment adviser and fund has been characterized as "fraught with potential conflicts of interest." *Burks v. Lasker*, 441 U.S. 471, 481 (1979). Those "potential conflicts of interest" are at the root of this action.

II. Facts

This is a consolidated action brought by plaintiffs Steven R. Alexander IRA, Frank Tricarico and Cathy Wilcox.[2] Plaintiffs are shareholders in three mutual funds which are named defendants in this action: Templeton Foreign Fund, Franklin Income Fund, and Franklin Mutual Discovery Fund. (Consolidated Am. Compl. (hereinafter "Compl.") ¶¶ 15-17). They, however, seek to maintain a class action on behalf of all investors who owned shares in any of 103 Franklin and Templeton Mutual Funds (hereinafter the "Franklin Funds" or "Funds") during the period from March 2, 1999 to November 17, 2003, and therefore name the additional 100 Funds as nominal defendants. The Franklin Funds are open-end investment companies that are registered with the Securities and Exchange Commission ("SEC") under the federal securities laws. Many of the Funds share common boards of directors, investment advisers and principal underwriters and distributors. It is unclear from the Complaint, however, which directors, investment advisers and principal underwriters and distributors are associated with which mutual funds.

Defendant Franklin Resources, Inc. ("Franklin") provides, through its subsidiaries, "retail and institutional asset management services throughout the world under the name Franklin Templeton Investments." (Compl. ¶ 7). Franklin is the ultimate parent entity of all of the named Franklin and/or Templeton defendants, including the investment adviser and distributor defendants. As of September 30, 2003, Franklin possessed $301.9 billion in assets under

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[2]Originally, the named plaintiffs had filed their own separate action on their own behalf and on the behalf of others similarly situated. In an order dated June 29, 2004, Magistrate Judge Ronald J. Hedges ordered that the three actions be consolidated as *In re Franklin Mutual Funds Excessive Fee Litigation*, Master File 04-CV-982 (WJM) (RJH).

management. Franklin earns most of its revenue from the fees associated with the amount of assets under management. Generally speaking, if Franklin oversees more assets under management, it will generate greater revenues.

The defendant investment advisers are: Franklin Advisers, Inc., Templeton/Franklin Investment Services, Inc., Franklin Private Client Group, Inc., Franklin Mutual Advisors, Templeton Global Advisors Limited, Franklin Investment Advisory Services, Inc., Fiduciary International, Inc., Franklin Advisory Services, Templeton Investment Counsel, LLC. (*Id.* at ¶¶ 19-28). The investment adviser defendants were responsible for managing the day-to-day operations of the Franklin Funds, including managing their investment portfolios. Pursuant to advisory agreements, the Funds paid the investment advisers fees calculated as a percentage of fund assets under management. (*Id.* at ¶ 28).

The defendant distributors performed the principal underwriting and distribution of mutual fund shares. Franklin/Templeton Distributors, Inc. was the distributor for most of Franklin's U.S.-registered open-end mutual funds. (*Id.* at ¶ 29). Templeton/Franklin Investment Services was the distributor for several of the Franklin Funds; those particular funds are not identified by the Complaint. (*Id.* at ¶30). Franklin generates underwriting and distribution fees primarily by entering into distribution agreements with the distributor defendants. (*Id.*).

Defendants Harris J. Ashton, S. Joseph Fortunato, Gordon S. Macklin, Charles B. Johnson, and Rupert H. Johnson, Jr. were directors, officers and/or trustees of the Franklin Funds (collectively referred to hereafter as the "director defendants").[3] Each director oversaw a

[3]Although the Complaint identifies nine director defendants, four of them were dismissed pursuant to a Stipulation of Dismissal Without Prejudice entered on March 11, 2005.

minimum of at least 110 of the Franklin Funds or the Funds' investment portfolios during the relevant time period. (*Id.* at ¶¶ 32-33, 36, 39-40). During that same time period, two of these directors also served as officers for other defendants. Charles B. Johnson served as the Chairman of the Board for each of the Franklin Funds and as the Chief Executive Officer and Chairman of the Board for one of the distributor defendants. Rupert H. Johnson, Jr. served as the Vice Chairman of Franklin, Vice President of one of the distributor defendants, and Senior Vice President of one of the investment adviser defendants. As of the end of 2002, the director defendants Ashton, Fortunato and Macklin received compensation ranging from $363,512 to $372,941.[4]

Plaintiffs allege that defendants (collectively referred to as "Franklin" in the Complaint) in conjunction with securities brokers engaged in a kickback scheme that benefitted everyone involved but the Funds and their shareholders. Essentially, the defendants made undisclosed payments to brokers to encourage them to push the Franklin Funds on unsuspecting investors. This practice was known as a "shelf-space" arrangement. (*Id.* at ¶ 48). In accordance with this arrangement, the brokers would give Franklin Funds priority placement when encouraging investors, *i.e.*, their clients, to invest in mutual funds. This led to more people investing in the Franklin Funds, causing the net asset value of the Funds to grow. As the net asset value of the Funds grew, the defendants began to collect greater compensation because they charged fees as a percentage of net asset value. As they collected greater compensation, they in turn, continued to make payments to brokerage firms to induce brokers to steer more investors into the Funds. (*Id.*

[4]The Complaint does not propound compensation for director defendants Charles B. Johnson or Rupert H. Johnson, Jr. Moreover, it is worth noting that of the four dismissed director defendants, two of them received less than $145,000 in compensation for 2002.

at ¶ 2). And as the circle continued, and the Funds expanded, the brokers and defendants reaped the pecuniary rewards while the investors were left owning shares in ever-larger, less dynamic mutual funds laden with excessive fees.

Franklin allegedly used three forms of payment to encourage brokers to steer investors into the Franklin Funds: directed brokerage, excessive commissions, and revenue-sharing arrangements. "Directed brokerage" is the directing of trades of securities and other investments in a fund's portfolio to specific brokerage firms so that these firms receive the brokerage commissions associated with those trades. Plaintiffs allege that directed brokerage allowed brokers to receive "increased commissions." (*Id.* at ¶ 65). Further, with directed brokerage, the broker does not guarantee a "best execution" rate, the best rate available for the trading of securities at that time in the market. As a result, plaintiffs allege the Franklin Funds were charged more money for trading securities than they otherwise should have been. (*Id.* at ¶ 65).

Franklin also paid excessive commissions to brokers who participated in the "shelf-space" program as a means for providing them an incentive to sell shares in Franklin Funds rather than non-program funds. (*Id.* at ¶¶ 50-52). Excessive commissions were paid in part with the use of "soft dollar" arrangements. (*Id.* at ¶¶ 89-90). "Soft dollar" arrangements allow the investment advisers to package research services fees and brokerage commissions together. However, rather than use soft dollars and commissions for lawful, value-adding services, plaintiffs allege they were used to repay brokers for providing preferential treatment to the Franklin Funds.

Franklin also maintained its preferred status by entering into revenue-sharing arrangements with brokerage houses. According to the Complaint, the revenue-sharing arrangements allowed Franklin to "pay[] cash and other inducements" to brokerage firms out of the Funds' assets. (*Id.* at ¶ 47). The Complaint further alleges that the investment adviser defendants and/or distributor defendants "compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements." (*Id.* at ¶ 106(d)). How the investment advisers were able to establish and participate in these arrangements is not explained by the Complaint.

Franklin allegedly entered into "shelf-space" arrangements with several brokerages, including Morgan Stanley, Merrill Lynch, Salomon Smith Barney, A.G. Edwards and Wachovia Securities. (Compl. ¶ 47). Morgan Stanley alone allegedly was paid millions of dollars in directed brokerages and other forms of payment to participate in such an arrangement. (*Id.* at ¶ 49). Defendants allegedly concealed these arrangements, and the concomitant shifting of monies from the Funds to the brokerages, by not disclosing this information in the Franklin Funds' prospectuses[5] or other public filings. This created potential conflicts of interest with brokers, who may have steered unwitting investors into the Franklin Funds for the sole purpose of increasing their commissions. Further, Franklin Funds shareholders were unaware at that time that fund assets were being depleted in a manner inimical to fund liquidity and performance.

As touched on above, the brokers were not the only beneficiaries of the shelf-space arrangements. The investment advisers, as well as other defendants, allegedly benefitted from the shelf-space arrangements through two types of fees: advisory fees, also referred to as management fees, and 12b-1 distribution and marketing fees. Both fees were assessed as a

[5]A prospectus discloses all material facts concerning a security, in this case a mutual fund or group of mutual funds, enabling investors to reach an informed decision as to whether to invest in or alter their position in that security. (Compl. ¶ 102).

percentage of a particular fund's assets. Thus, as the size of the particular fund grew under the shelf-space arrangement, and assuming the percentage of the fees assessed remained the same or increased, the investment advisers and/or other interested defendants received greater compensation.

Plaintiffs bring this action as a putative class action, asserting violations of Sections 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), 15 U.S.C. §§ 80b-6 and 80b-15, and state law. Plaintiffs assert direct and derivative claims against the defendants. The Complaint sets forth the following ten Counts: (1) the investment adviser defendants and director defendants violated Section 34(b) of the ICA; (2) the distributor defendants, the investment adviser defendants and the director defendants violated Section 36(a) of the ICA; (3) the distributor defendants, the investment adviser defendants and the director defendants violated Section 36(b) of the ICA; (4) Franklin (as the control person of the distributor defendants and the investment adviser defendants) violated Section 48(a) of the ICA; (5) the investment adviser defendants violated Section 206 of the IAA; (6) all defendants violated the New Jersey Consumer Fraud Act; (7) the investment adviser defendants breached their fiduciary duty; (8) the director defendants breached their fiduciary duty; (9) all defendants aided and abetted the brokerages in breaching their fiduciary duty; and (10) all defendants were unjustly enriched. All Counts, except for Count 5, are brought on behalf of the putative class. Count 5 is brought derivatively on behalf of the Franklin Funds.

Defendants, in lieu of answering, filed a motion to dismiss pursuant to Rules 12(b)(1) and 12(b)(6). Under Rule 12(b)(1), defendants argue that plaintiffs' claims are derivative in nature and, therefore, plaintiffs lack standing to bring direct claims, and lack standing to bring derivative claims on behalf of any mutual fund except for the three in which they own shares. As such, Counts One through Four and Six through Ten, which assert direct claims, must be dismissed. Moreover, defendants contend that the remaining derivative claims in Count Five must be dismissed because plaintiffs failed to comply with the demand rule under Maryland law. Under Rule 12(b)(6), defendants argue that there is no private right of action under Sections 36(a) and 34(b) and that plaintiffs' Section 36(b) claim is legally insufficient. Absent a cause of action under those sections, defendants argue that plaintiffs' claims under Section 48(a) are legally insufficient. Defendants also argue that the Court should, in its discretion, dismiss plaintiffs' state law claims under 28 U.S.C. § 1367, or, in the alternative, dismiss them as preempted by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78bb(f).

Plaintiffs opposed that motion and filed a Motion for Class Certification and a Motion for Leave to File Supplemental Reply Brief in Support of Its Motion for Class Certification. These motions are now before the Court.

DISCUSSION

I. Standard of Review

The standard of review for a motion to dismiss under Federal Rule of Civil Procedure 12(b)(1) for lack of subject matter jurisdiction varies depending on whether the defendant makes a facial or factual challenge. *Gould Elecs. Inc. v. United States*, 220 F.3d 169, 176 (3d Cir. 2000). The standard for reviewing a facial attack is similar to the standard governing a Rule

12(b)(6) motion. "In reviewing a facial attack, the court must only consider the allegations of the complaint and documents referenced therein and attached thereto, in the light most favorable to the plaintiff." *Id.* at 176. In contrast, in reviewing a factual challenge, the allegations of the complaint are not accepted as true, and "the court may consider evidence outside the pleadings." *Id.* This case concerns a facial challenge.

In deciding a motion to dismiss under Federal Rule of Civil Procedure 12(b)(6), all allegations in the complaint must be taken as true and viewed in the light most favorable to the plaintiff. *Warth v. Seldin*, 422 U.S. 490, 501 (1975); *Trump Hotels & Casino Resorts, Inc., v. Mirage Resorts Inc.*, 140 F.3d 478, 483 (3d Cir. 1998). In evaluating a Rule 12(b)(6) motion to dismiss for failure to state a claim, a court may consider only the complaint, exhibits attached to the complaint, matters of public record, and undisputedly authentic documents if the plaintiff's claims are based upon those documents. *Pension Benefit Guar. Corp. v. White Consol. Indus.*, 998 F.2d 1192, 1196 (3d Cir. 1993). If, after viewing the allegations in the complaint in the light most favorable to the plaintiff, it appears beyond doubt that no relief could be granted "under any set of facts which could prove consistent with the allegations," a court may dismiss a complaint for failure to state a claim. *Hishon v. King & Spalding*, 467 U.S. 69, 73 (1984); *Zynn v. O'Donnell*, 688 F.2d 940, 941 (3d Cir. 1982).

II. Standing

The concept of standing is drawn directly from Article III, Section 2 of the Constitution. *Allen v. Wright*, 468 U.S. 737, 750-51 (1984). Article III standing goes to the very heart of a court's subject matter jurisdiction. It determines whether the court has jurisdiction to resolve a dispute on the merits. *Warth v. Seldin*, 422 U.S. 490, 498 (1975); *ACLU-NJ v. Township of Wall*, 246 F.3d 258, 261 (3d Cir. 2001). Standing may not be assumed; it is a threshold issue that must be addressed before turning to the merits. *Steel Co. v. Citizens for a Better Env't*, 523 U.S. 83, 94-102 (1998). Plaintiffs bear the burden of demonstrating standing. *ACLU-NJ*, 246 F.3d at 261.

Defendants argue that plaintiffs lack standing to assert class action claims on behalf of individual shareholders and derivative claims against any defendant except for the three funds that the plaintiffs owned at the time of filing suit. Plaintiffs respond that they have standing to bring claims on behalf of investors in the Franklin Fund Complex. They assert that they have individual standing to assert direct claims against the three owned mutual funds. Because they have individual standing, plaintiffs argue that their ability to assert claims on behalf of other investors in other funds is no longer an issue of standing. Rather, they contend the issue is one of class certification – whether the claims brought on behalf of other investors satisfy the prerequisites of Fed. R. Civ. P. 23.

The Court finds that plaintiffs' standing is more constrained than they assert. Standing is a threshold inquiry, not a mere hurdle that can be cleared with the assistance of Rule 23. To establish Article III standing, a plaintiff must demonstrate: "(1) it has suffered an 'injury in fact' that is (a) concrete and particularized and (b) actual or imminent, not conjectural or hypothetical; (2) the injury is fairly traceable to the challenged action of the defendant; and (3) it is likely, as opposed to speculative, that the injury will be redressed by a favorable decision." *Friends of the Earth, Inc. v. Laidlaw Envtl. Servcs. (TOC), Inc.*, 528 U.S. 167, 180-81 (2000). In accordance with those requirements, a named plaintiff can bring suit against a party only if the plaintiff personally suffered an injury and that injury is traceable to that party. If a plaintiff cannot trace an injury to a defendant, the plaintiff lacks standing with regard to that defendant.

The standing inquiry does not change in the context of a putative class action. "That a suit may be a class action . . . adds nothing to the question of standing, for even named plaintiffs who represent a class 'must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent.'" *Lewis v. Casey*, 518 U.S. 343, 357 (1996) (quoting *Simon v. Eastern Ky. Welfare Rights Org.*, 426 US. 26, 40 n.20 (1976)). In other words, standing cannot be predicated on an injury which the plaintiff has not suffered, nor can it "be acquired through the back door of a class action."[6] *Allee v. Medrano*, 416 U.S. 802, 828-29 (1974); *Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 734 (3d Cir. 1970) ("[A] predicate to appellee's right to represent a class is his eligibility to sue in his own right. What he may not achieve himself, he may not accomplish as a representative of a class.").

Thus, in order to establish standing in the class action context, for each named defendant, at least one named plaintiff must be able to allege injury traceable to that defendant. *Henry v. Circus Circus Casinos, Inc.*, 223 F.R.D. 541, 544 (D. Nev. 2004); *Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196, 1199 (S.D.N.Y. 1991); *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38, 41 (D. Mass. 2003). An inability to do so with regard to certain named defendants demonstrates an absence of standing as to claims asserted against those defendants.

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[6]Indeed, Rule 23 cannot expand upon the Court's jurisdiction by loosening the standing requirement. Construing the rule in that manner would violate both the Rules Enabling Act, 28 U.S.C. § 2072, and the Federal Rules of Civil Procedure, Fed. R. Civ. P. 82. *See Amchem Products, Inc. v. Windsor*, 521 U.S. 591, 613 (1997) (stating that Rule 23's requirements are circumscribed by Article III constraints, the Rules Enabling Act, and Rule 82).

Here, plaintiffs allege they were actually injured as a result of being the shareholders in three funds. Taking those allegations as true, plaintiffs have individual standing to assert claims against defendants associated with those three funds. Plaintiffs, however, do not assert an injury traceable to any other fund. Therefore, traditionally, they would lack standing to assert claims on behalf of other investors involving the defendants associated with the one hundred other fund defendants.

In the class action context, however, traditional notions of standing are not completely informative of what claims may be asserted. In *Haas v. Pittsburgh National Bank*, 526 F.2d 1083, 1088-89 (3d Cir. 1975), the Third Circuit held that a plaintiff could assert a claim on behalf of a class against a particular defendant even though she lacked standing to assert that claim because she had standing to assert two other closely related direct claims against that defendant. The Third Circuit distinguished this scenario from *La Mar v. H & B Novelty & Loan Co.*, 489 F.2d 461 (9th Cir. 1973), where the named plaintiffs could assert no cause of action against certain named defendants and, as a result, those defendants were dismissed.

In light of *Haas*, plaintiffs may assert claims on behalf of investors in the one hundred other funds, but only to the extent that the named plaintiffs properly pleaded direct claims against those defendants. In other words, if the named plaintiffs cannot or do not assert their own direct claim against a named defendant, they may not bring a claim against that defendant on behalf of other investors.[7] However, at this time, it is impossible to say which defendants are appropriately

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[7]Plaintiffs argue in the alternative that they have standing to assert claims on behalf of investors in the Franklin Funds pursuant to the juridical link doctrine. (Pls.' Opp'n Br. at 11 n.13). Plaintiffs, however, misconstrue the juridical link doctrine. The juridical link doctrine has no bearing on standing; rather, its place lies in a Rule 23 analysis. *See Matte v. Sunshine Mobile Homes, Inc.*, 270 F. Supp. 2d 805, 822 (W.D. La. 2003) (concluding that the "juridical links

named because of the manner in which the plaintiffs drafted their Complaint. Plaintiffs did not link an investment adviser defendant, distributor defendant, or director defendant to a particular fund. Therefore, all investment adviser defendants, distributor defendants, and director defendants are dismissed. Moreover, for the same reason, the one hundred other fund defendants are also dismissed at this time. Plaintiffs will be given the opportunity to amend their Complaint and properly plead the bases for asserting claims against specific defendants. Because plaintiffs should be able to amend their Complaint with relative ease to satisfy the standing requirement, the Court will continue onward and consider the other arguments raised by defendants' motion to dismiss.

III. Nature of the Asserted Claims – Direct vs. Derivative

Before addressing the merits of each Count, defendants argue preliminarily that all of plaintiffs' class claims are actually derivative claims and, therefore, Counts One through Four and Six through Ten should be dismissed. Plaintiffs respond that these Counts are not derivative because the injuries alleged directly impacted them as shareholders. (Pls.' Opp'n Br. at 6). Because the Court finds that plaintiffs' alleged injuries are derivative, these Counts are dismissed as improperly pleaded.

Whether plaintiffs' claims are direct or derivative is a question of state law. *See Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 108 (1991). The Court must look to the law of the State

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doctrine has no bearing on the issue of standing"); *Henry v. Circus Circus Casinos, Inc.*, 223 F.R.D. 541, 544 (D. Nev. 2004) (stating that a "doctrine developed under Rule 23 based on judicial efficiency and expedience does not play a role in an Article III standing analysis"); *In re Eaton Vance Corp. Sec. Litig.*, 220 F.R.D. 162, 171 (D. Mass. 2004) (same). Consequently, it is not applicable.

of incorporation. *Id.* at 108-09. Although the parties disagree over which States' law should govern – Maryland or Massachusetts – the Court concludes that the result is the same under each.[8] Under Maryland law, claims are direct if the shareholders' injury is distinct from the injury suffered by the corporation. *Tafflin v. Levitt*, 608 A.2d 817, 820 (Md. Ct. Spec. App. 1992); *Strougo v. Bassini*, 282 F.3d 162, 171 (2d Cir. 2002) ("Where shareholders suffer an injury that does not stem from an injury to the corporation's business or property, by contrast, the corporation lacks standing to sue, and Maryland's 'distinct injury' rule allows shareholders access to the courts to seek compensation directly."). Similarly, under Massachusetts law, the issue turns on whether the shareholders suffered an injury distinct from the injury suffered by the corporation. *In re Eaton Vance Mut. Funds Fee Litig.*, No. 04-1144, 2005 WL 1813001, at *9 (S.D.N.Y. Aug. 1, 2005); *see also Pagounis v. Pendleton*, 753 N.E.2d 808, 812 (Mass. App. Ct. 2001) ("Any harm suffered by Pendleton was indirect in that it affected him merely as an owner of corporate stock, and the only remedy that might be available (other than a direct action by a corporation) was a stockholder's derivative suit."); *Jackson v. Stuhlfire*, 547 N.E.2d 1146, 1148 (Mass. App. Ct. 1990) ("[T]he wrong underlying a derivative action is *indirect*, at least as to the shareholders. It adversely affects them merely as they are the owners of the corporate stock; only the corporation itself suffers the direct wrong.") (quoting Smith & Zobel, Mass. R. Prac. § 23.1.1 (1975)).

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[8]Defendants assert Maryland law governs because the three funds owned by the named plaintiffs are organized under Maryland law. Plaintiffs maintain that Massachusetts law applies because a majority of the 103 mutual funds named as defendants are organized under Massachusetts law. Although some number of the mutual fund defendants are organized under the laws of Delaware, Illinois, and California, those laws do not materially differ from Maryland and Massachusetts when distinguishing between direct and derivative claims and, therefore, do not call for a separate analysis.

Case 2:04-cv-00982-WJM-MF Document 65 Filed 09/09/2005 Page 17 of 37

The Court must now look beyond plaintiffs' characterizations of their claims as direct and ascertain the true nature of the injuries alleged in the Complaint. Plaintiffs allege that the defendants breached their fiduciary duties, causing four types of injuries: (1) excessive advisory fees; (2) excessive 12b-1 marketing fees; (3) excessive director compensation; and (4) payments to brokerage firms (directed brokerage, excessive commissions, soft dollars, revenue sharing). (*See, e.g.*, Compl. ¶¶ 5, 47, 80, 85, 130, 138). Plaintiffs assert these injuries are all direct injuries because they "reduced the Funds' net asset value per share, decreasing the amount by which each shareholder is entitled to redeem his or her shares."[9] (Pls.' Opp'n Br. at 8). In essence, plaintiffs argue that these injuries are direct because mutual funds have a unique structure:

> "A mutual fund share represents a fractional ownership in a large investment account. It is, in essence, a service contract between the investor and the investment company whereby the investor places his money in the hands of the investment company in expectation of realizing a financial gain."

(*Id.* (quoting *Baum v. Investors Diversified Servs., Inc.*, 409 F.2d 872, 874 (7th Cir. 1969)). Thus, according to plaintiffs, a mutual fund is merely a vehicle by which investors pool their money in a company to realize a financial gain and, therefore, any injury to the pool of money is not an injury to the fund, but to the investors directly.

This structural argument was rejected by the Third Circuit in *Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727 (3d Cir. 1970). In that case, the appellee argued that the mutual fund is a "novel corporate structure" because the "redemptive value of mutual fund shares bears a direct relationship to the total net assets owned by the fund." *Id.* at 733. This relationship allegedly

[9]Notably, plaintiffs argue in Count Five that the very same injuries resulting from excessive fees and charges are derivative. (*See* Compl. ¶¶ 151, 153).

conferred upon the fund shareholder a primary right to sue because any damage to the net value of the total assets directly affected the redemptive value of the shares. The Third Circuit found this to be an inadequate basis to distinguish between a corporation and mutual fund, stating:

> That the worth of a share of appellee's stock is directly proportionate to the value of a mutual fund's net assets is insufficient to destroy these separate identities, to alter the basic shareholder-corporation relationship, and to thereby confer upon appellee legal rights peculiar to the corporation. Nowhere in the cases do we find authority for the proposition that the ease and capacity of evaluating a shareholder's redemptive value of mutual fund shares can vest in him a pro-rata share of the corporation's primary right to sue. To accept this would be to convert an orthodox corporate structure to a general partnership or joint venture with each participant a principal and agent for the others.

Id. at 733. The Third Circuit went on to say that to accept the appellee's position would vitiate the distinction between derivative and direct claims, providing the shareholder with a direct claim merely by recasting the harm to the fund as a personal injury to each shareholder. *Id.*

In light of the above, the Court concludes that all of plaintiffs' alleged injuries are derivative. Because the excessive fees and charges reduced the net asset value of the funds and, in turn, reduced the net asset per share value, the plaintiffs did not sustain an injury distinct from that suffered by the funds. As articulated by the Second Circuit, "[u]nderwriter fees, advisory fees, and other transaction costs incurred by a corporation decrease share price primarily because they deplete the corporation's assets, precisely the type of injury to the corporation that can be redressed under Maryland law only through a suit brought on behalf of the corporation." *Strougo v. Bassini*, 282 F.3d 162, 174 (2d Cir. 2002); *see also Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 490 (N.D. Ill. 1999) ("Diminution in value of the common stock due to advisory fees paid by the Funds is an injury to the Funds, and any harm to the plaintiffs as common shareholders is derivative in nature."); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, No. 98-4318, 2000 WL 10211, at *1, *4 (S.D.N.Y. Jan. 6, 2000) (finding that undisclosed, self-dealing transactions by the portfolio manager and heavy investment in risky "micro-cap" stocks were derivative causes of action); *Blasberg v. Oxbow Power Corp.*, 934 F. Supp. 21, 26 (D. Mass. 1996) ("If a plaintiff alleges mismanagement of funds, embezzlement or breach of fiduciary duty resulting in the diminution of the value of the corporate stock or assets, the claim is one held by the corporation itself, and is thus derivative if brought by an investor."); *In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 260-61 (S.D.N.Y. 2003) (finding that diminution in value of the fund due to purchases of securities for the fund at inflated prices and payment of excessive advisory fees is derivative). Consequently, the injuries alleged in the Complaint are derivative.

In summary, the Court must dismiss Counts One through Four and Six through Ten because they are improperly pleaded as direct Counts.

IV. Sections 34(b) and 36(a) of the Investment Company Act

Plaintiffs assert direct claims on behalf of the putative class under §§ 34(b) and 36(a) of the ICA in Counts One and Two, respectively. Defendants argue that these Counts must be dismissed because these sections of the ICA do not provide shareholders with a private right of action. Plaintiffs disagree. Because the Court finds that neither section provides a private right of action, both Counts must be dismissed.

It is undisputed that §§ 34(b) and 36(a) provide no explicit private right of action. Therefore, in order for plaintiffs to be able to assert claims under those sections, this Court must find that Congress intended plaintiffs to be provided with an implied private right of action.

To determine whether a statute provides an implied right of action, the Court must look to Congress' intent. It is the Court's role to "interpret the statute Congress has passed to determine whether it displays an intent to create not just a private *right* but also a private *remedy*." *Alexander v. Sandoval*, 532 U.S. 275, 286 (2001) (emphasis added); *Gonzaga Univ. v. Doe*, 536 U.S. 273, 284 (2002). Statutory intent is the *sine qua non* of an implied right of action. Absent congressional intent, "a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute." *Sandoval*, 532 U.S. at 286-87.

In the past, courts had greater flexibility when determining whether a statute contained an implied right of action. Before recent Supreme Court cases, courts were to find implied rights of action when necessary to effectuate the congressional purpose embodied in a statute. *Id.* at 287. This vague and permissive model of analysis, which the Supreme Court has characterized as an "*ancien regime*",[10] resulted in courts frequently finding implied rights of action to promote statutory policies or benefit a special class. Recently, however, this *ancien regime* has been cast aside for a more structured, focused analysis on the wording of the statute itself. Now the search for congressional intent begins with and remains on the text and structure of the statute. *Id.* at 288.

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[10]*Sandoval*, 532 U.S. at 287.

Under the new regime of statutory construction, a court looks to see if the statute contains rights-creating language. *Sandoval,* 532 U.S. at 288-89. A statute contains rights-creating language when its text is unmistakably phrased in terms of the persons benefitted. *Gonzaga,* 536 U.S. at 284. "Statutes that focus on the person regulated rather than the individuals protected create 'no implication of an intent to confer rights on a particular class of persons.'" *Sandoval,* 532 U.S. at 289 (quoting *California v. Sierra Club,* 451 U.S. 287, 294 (1981)). Second, a court must also examine whether Congress intended to create a private method for enforcing the substantive rule provided by the statute. *Id.* "The express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others. Sometimes the suggestion is so strong that it precludes a finding of congressional intent to create a private right of action, even though other aspects of the statute (such as language making the would-be plaintiff 'a member of the class for whose benefit the statute was enacted') suggest the contrary." *Id.* at 290 (citations omitted). Further, if another section of that statute provides an explicit private method of enforcement, that "suggests that omission of an explicit private right to enforce other sections was intentional." *Olmsted v. Pruco Life Ins. Co. of New Jersey,* 283 F.3d 429, 433 (2d Cir. 2002).

Applying that framework, this Court concludes that §§ 34(b) and 36(a) do not provide a private right of action. Although neither the Supreme Court nor any circuit court of appeals has yet to address this issue, the Supreme Court cases *Sandoval* and *Gonzaga,* and subsequent lower court cases that have addressed implied rights of action under sections of the ICA, provide ample justification for this Court's conclusion. In *Olmsted v. Pruco Life Insurance Co. of New Jersey,* the Second Circuit, the only circuit court to date to have analyzed the existence of implied rights of action in the ICA under the new regime, found no implied right of action under §§ 26(f) and 27(i) of the ICA. 283 F.3d 429, 436 (2d Cir. 2002). Relying on *Sandoval*, the *Olmsted* court began its analysis by stating that "[a] court must 'begin [its] search for Congress's intent with the text and structure" of the statute, and cannot ordinarily conclude Congress intended to create a right of action when none was explicitly provided." *Id.* at 432 (citations omitted). After finding that neither § 26(f) nor § 27(i) explicitly provides for a private right of action, the court took the position that "we must presume that Congress did not intend one." *Id.* The Second Circuit found that this presumption was buttressed by three additional aspects of the statute. First, both sections "do not contain rights-creating language." *Id.* at 432. The language of the sections focused on the person regulated, not the individuals protected. Second, the ICA provides for another means of enforcing these sections. *Id.* at 433. Section 42 of the ICA explicitly provides for enforcement of all ICA sections, including §§ 26(f) and 27(i), by the SEC. In light of the Supreme Court's observation in *Sandoval* that an express provision for one method of enforcing a substantive rule strongly suggests that Congress intended to preclude others, § 42 undermined the contention that the sections in question provided a private right of action. And third, Congress explicitly provided a private right of action in § 36(b). *Id.* This demonstrated that when Congress intended to provide individuals with a private right of action, it knew how to do so; and the absence of such explicit language in §§ 26(f) and 27(i) made it likely that Congress never intended to imbue them with a private right of action.

Although *Olmsted* dealt with sections of the ICA not at issue in this case, its analysis is persuasive. Indeed, those district courts that have adhered to the new regime when determining whether implied rights of action exist under §§ 34(b) and 36(a) rely on *Olmsted* and its cogent analysis. And, in doing so, those courts have held that §§ 34(b) and 36(a) do not provide an implied private cause of action. *See In re Eaton Vance Mut. Funds Fee Litig.*, 2005 WL 1813001, at *9 (holding that §§ 34(b) and 36(a) do not provide a private right of action); *In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 259 (S.D.N.Y. 2003) (holding that § 34(b) does not provide a private right of action); *White v. Heartland High-Yield Mun. Bond Fund*, 237 F. Supp. 2d 982, 986-88 (E.D. Wis. 2002) (same); *Dorchester Investors v. Peak Int'l Ltd.*, 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001) (same).

Plaintiffs proffer three reasons why the Court should deviate from *Olmsted* and its progeny and recognize a private right of action under §§ 34(b) and 36(a) of the ICA. These reasons fail, however, because they are predicated on the old regime of statutory construction. First, plaintiffs maintain that in order for the Court to conclude that there is no private right of action under these sections, the Court must ignore decades of precedent clearly establishing private rights of action under the ICA. This argument is erroneous. This Court is not deviating from any binding precedent. Neither the Supreme Court nor the Third Circuit has found a private right of action under either section. Although the Third Circuit found an implied right of action under § 12(d)(1)(A) of the ICA in *Bancroft Convertible Fund, Inc. v. Zico Investment Holdings, Inc.*, 825 F.2d 731 (3d Cir. 1987), its finding was made under the old regime. To the extent plaintiffs suggest this Court is bound by *Bancroft*, clearly the newer Supreme Court cases *Sandoval* and *Gonzaga*, casting aside the old regime, trump. Further, to the extent plaintiffs suggest that this Court should follow decisions rendered without the benefit of *Gonzaga* and *Sandoval*, those decisions are entitled to little or no weight. *See Olmsted*, 283 F.3d at 433-34 (declining to defer to a long line of decisions finding an implied right of action under the ICA decided under the *ancien regime*). For these reasons, plaintiffs' proffered authority is neither binding nor persuasive.

Second, plaintiffs insist that subsequent legislative history, namely legislative history generated in 1980, demonstrates that Congress intended for there to be implied rights of action under both sections. However, subsequent legislative history deserves little weight when attempting to ascertain the existence of an implied right of action in an earlier statute. *See Central Bank*, 511 U.S. at 185 ("But '[w]e have observed on more than one occasion that the interpretation given by one Congress (or a committee or Member thereof) to an earlier statute is of little assistance in discerning the meaning of that statute.'") (citation omitted); *see also White v. Heartland High-Yield Mun. Bond Fund*, 237 F. Supp. 2d at 987 (rejecting attempted use of 1980 legislative history to inject an implied right of action into § 34(b)). Consequently, plaintiffs' appeal to subsequent legislative history is inapt and cannot overcome the presumption that Congress did not provide an implied right of action for those sections.[11]

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[11] Also unpersuasive is plaintiffs' argument that the Court should find an implied right of action under § 34(b) because Congress never expressed dissatisfaction with courts that found implied rights of action under the ICA even though it had ample opportunity to do so. The Supreme Court rejected that proposition in *Central Bank*:

> It does not follow . . . that Congress' failure to overturn a statutory precedent is reason for this Court to adhere to it. It is 'impossible to assert with any degree of assurance that congressional failure to act represents' affirmative congressional approval of the [courts'] statutory interpretation. . . . Congress may legislate, moreover, only through the passage of a bill which is approved by both Houses and signed by the President. Congressional inaction cannot amend a duly enacted statute.

Central Bank, 511 U.S. at 186 (citation omitted). Since silence after the passage of a statute is even more attenuated than subsequent legislative history, nothing will be read into Congress' alleged silent acquiescence.

Third, plaintiffs argue that under the new regime, a court must examine whether the statute discusses "the individuals [to be] protected." (Pls.' Opp'n Br. at 30, quoting *Sandoval*, 532 U.S. at 289). Plaintiffs assert that these sections state they are for "the protection of investors," and thus Congress meant to imply a private right of action. This argument is misguided. Importantly, neither § 34(b) nor § 36(a) provides rights-creating language. Further, in sharp contrast to both sections, § 36(b) does. *See* 15 U.S.C. § 80a-35(b) (stating that "[a]n action may be brought under this subsection by the Commission, *or a security holder*") (emphasis added). As the Second Circuit articulated in *Olmsted*, "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional." 283 F.3d at 433. Consequently, looking at the text and structure of those sections, this Court finds no support for an implied private right of action.

In sum, the Court concludes that neither § 34(b) nor § 36(a) provides a private right of action. Consequently, Counts One and Two must be dismissed.

V. Section 36(b) of the Investment Company Act

Count Three asserts direct claims under § 36(b) of the ICA. Defendants argue that because a private right of action under § 36(b) can only assert derivative claims, Count Three must be dismissed. Plaintiffs respond that direct claims are properly asserted under § 36(b). Because the Court concludes that shareholders do not have a primary or direct right of action under § 36(b) of the ICA, Count Three must be dismissed.

Section 36(b) states in relevant part: "An action may be brought under this subsection . . . *by a security holder* of such registered investment company *on behalf of such company* . . . ." 15 U.S.C. § 80a-35(b) (emphasis added). In *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984), the Supreme Court addressed the "on behalf of" language, stating unequivocally that § 36(b) confers only a derivative right:

> [t]he "on behalf" language in § 36(b) indicates only that the right asserted by a shareholder suing under the statute is a "right of the corporation" – a proposition confirmed by other aspects of the action: The fiduciary duty imposed on advisors by § 36(b) is owed to the company itself as well as its shareholders and any recovery obtained in a § 36(b) action will go to the company rather than the plaintiff. *See* S. Rep. No. 91-184, p. 6 (1970); § 36(b)(3). In this respect, a § 36(b) action is undeniably "derivative" in the broad sense of the word.

464 U.S. at 535 n.11. To the extent that *Fox* distinguished a derivative claim under § 36(b) from a typical derivative claim, the Court did so to explain why Fed. R. Civ. P. 23.1 is inapplicable to § 36(b) actions. Thus, given the plain language of § 36(b) and the Supreme Court's elucidation of that provision in *Fox*, only derivative claims may be maintained under § 36(b). *Cf. Olmsted*, 283 F.3d at 433 ("Congress explicitly provided in § 36(b) of the ICA for a private right of *derivative action* for investors in regulated investment companies alleging that investment advisors breached certain fiduciary duties.") (emphasis added).

Plaintiffs argue that *Fox* stands for the proposition that "a plaintiff's right to sue under § 36(b) is primary because mutual funds themselves have no claim under § 36(b)." (Pls.' Opp'n Br. at 17). Plaintiffs, however, misconstrue *Fox*. Although shareholders do have a right to sue under § 36(b), and funds do not, that does not constrain or shed light on the nature of the claims that a shareholder may bring under § 36(b). As stated in *Fox*, a § 36(b) action is undeniably derivative.[12]

In sum, Count Three must be dismissed because § 36(b) does not provide for a direct private right of action.[13]

VI. Section 48 of the Investment Company Act

Plaintiffs's Count Four alleges Franklin, as a control person, violated § 48 of the ICA. Section 48 is a secondary liability section, stating in relevant part: "It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder." 15 U.S.C. § 80a-47(a). Thus, liability under § 48 is predicated upon a violation of another section of the ICA.

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[12]The Supreme Court's decision *Kamen v. Kemper Financial Services, Inc.*, 500 U.S. 90 (1991) does not change this conclusion. In dicta, the Court, relying on *Fox*, imprecisely stated that "a shareholder action 'on behalf of' the company under § 36(b) is direct rather than derivative and can therefore be maintained without *any* precomplaint demand on the directors." 500 U.S. at 108 (emphasis in original). However, neither *Kamen* nor *Fox*, the authority relied on for that statement, stand for the broad proposition that an action under § 36(b) is direct, in every sense of the word. Indeed, if that statement is examined in its context, the very next sentence clarifies that "[u]nder these circumstances, it can hardly be maintained that a shareholder's exercise of his state-created prerogative to initiate a *derivative suit* without the consent of the directors frustrates the broader policy objectives of the ICA." *Kamen*, 500 U.S. at 108 (emphasis added). Thus, the statement appears to state no more than the incontestable proposition that a shareholder may bring a derivative claim under § 36(b) directly, meaning without making a precomplaint demand pursuant to Rule 23.1. However, that suit remains a derivative action brought on behalf of the company.

[13]If plaintiffs amend their Complaint to recast the injuries alleged in Count Three as derivative, they should remain cognizant that derivative claims may only be brought against the three funds they owned and that they may not maintain a "class derivative action." *See Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied*, 401 U.S. 974 (1971).

Here, the bases for primary liability under the ICA, as determined by plaintiffs' Complaint, are alleged violations of §§ 34(b), 36(a) and 36(b). (*See* Compl. at ¶¶ 141-42). Because those claims have been dismissed, they cannot form the basis for liability under § 48. Without any basis for primary liability, at this time, Count Four must be dismissed.

VII. Section 215 of the Investment Advisers Act

Plaintiffs in Count Five of the Complaint assert that pursuant to § 215 of the IAA, 15 U.S.C. § 80b-15, the investment adviser defendants violated § 206 of the IAA, 15 U.S.C. § 80b-6, by charging improper Rule 12b-1 marketing fees and making improper payments to brokerage firms, including excessive commissions, soft dollars, and directed brokerage. (Compl. ¶¶ 146-53). Plaintiffs bring this claim derivatively on behalf of the mutual funds.

Defendants assert that the derivative causes of action alleged in Count Five should be dismissed for failure to make a demand on the directors. Defendants argue that because plaintiffs' allegations of futility are insufficient under Maryland law, they were required to make a demand. Because plaintiffs did not make a demand, defendants argue that Count Five must be dismissed. Plaintiffs respond that demand is excused because they have adequately pleaded futility.

Pre-suit demand is both a substantive and pleading prerequisite. The policy underlying the demand rule is

> to "affor[d] the directors an opportunity to exercise their reasonable business judgment and 'waive a legal right vested in the corporation in the belief that its best interests will be promoted by not insisting on such right.'" Ordinarily, it is only when demand is excused that the shareholder enjoys the right to initiate "suit on

> behalf of his corporation in disregard of the directors' wishes." In our view, the function of the demand doctrine in delimiting the respective powers of the individual shareholder and of the directors to control corporate litigation clearly is a matter of "substance," not "procedure."

Kamen v. Kemper Fin. Servs., Inc., 500 U.S. 90, 96 (1991) (citations omitted). The demand requirement plays the vital role of providing directors with the opportunity to resolve issues in dispute and thereby avoid extensive and expensive litigation. *Werbowsky v. Collomb*, 766 A.2d 123, 143-44 (Md. 2001).

Demand may be excused where a shareholder can demonstrate futility. Futility must be pleaded with particularity. Fed. R. Civ. P. 23.1. The standard for futility is determined by the law of a fund's state of incorporation. *Kamen*, 500 U.S. at 108-09. Here, the relevant funds are incorporated in Maryland. Under Maryland law, futility is a "very limited exception" to the demand requirement. *Werbowsky*, 766 A.2d at 144. In order to show futility, a plaintiff must demonstrate that: "(1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Id.* An outside director is presumed to be disinterested. *See* Md. Code Ann. Corps. & Assns. § 2-405.3; 15 U.S.C. §§ 80a-2(a)(9), (19).

Plaintiffs argue that they have shown futility under the second prong of this test. They argue that because the directors were appointed by the investment adviser defendants, served on multiple boards (over one hundred), received substantial compensation (ranging from $140,500 to $372,941), and wrongfully approved of the advisory fees, 12b-1 marketing fees, soft dollars, and misleading disclosures in prospectuses, a majority of the directors are not independent and demand is excused. (Compl. ¶¶ 92-100).

Plaintiffs' allegations of futility, however, do not appear to satisfy Maryland's test. First, prong two requires a plaintiff to plead that a *majority* of the board is interested. Here, although plaintiffs offer the bald conclusion that a majority of the board is interested, they do not demonstrate that the directors who are allegedly interested constitute a majority of the board for any of the three funds. Indeed, there is no indication how many directors were on the boards of these funds, or which directors sat on these boards, except for an allegation that Charles B. Johnson sat on each and every board. (*See* Compl. ¶ 43). Moreover, it is unclear how the dismissal of four director defendants from this lawsuit impacts this analysis. Thus, there is no basis for this Court to conclude that even if the named director defendants are "interested," they constitute a majority of the relevant boards.

Second, substantively, plaintiffs' futility allegations appear wanting. Plaintiffs, through their Complaint and opposition brief, proffer several reasons why the directors are interested. Plaintiffs allege, in part, that the directors (1) were appointed by the investment advisors, (2) served on multiple boards, and (3) received substantial compensation. Under Maryland law, plaintiffs' allegations that the directors were chosen by the investment advisers, sat on multiple boards and received substantial compensation are, by themselves, insufficient to demonstrate that the directors are interested. *Werbowsky*, 766 A.2d at 145-46; *Krantz v. Prudential Investments Fund Mgmt. LLC*, 305 F.3d 140, 143-44 (3d Cir. 2002); *see also Krantz v. Fidelity Mgmt. & Research Co.*, 98 F. Supp. 2d 150, 155-57 (D. Mass. 2000) (holding that directors' membership on 237 mutual fund boards, and substantial compensation from between $220,000 and $273,000

Case 2:04-cv-00982-WJM-MF Document 65 Filed 09/09/2005 Page 31 of 37

did not render the directors "interested" under the ICA); *Scalisi v. Fund Asset Mgmt., L.P.*, 380 F.3d 133, 136, 142 (2d Cir. 2004) (holding that the directors' selection by the parent company and investment adviser, membership on 49 mutual fund boards, and substantial salaries from between $160,000 and $260,000 did not excuse demand).

Plaintiffs also allege that demand is excused because the directors wrongfully approved of the advisory fees, 12b-1 marketing fees, soft dollars, and misleading disclosures in prospectuses. Mere approval of the challenged transactions, however, is not enough to excuse the failure to make a demand. *Werbowsky*, 766 A.2d at 143-44. Further, given the overall vagueness of the assertions made by plaintiffs concerning these fees as they apply to all 103 named mutual funds, the Court cannot discern whether these alleged wrongful transactions took place with regard to the three relevant funds. Consequently, at this time, the Court cannot determine whether these accusations support the futility exception.

In sum, Count Five must be dismissed for failure to adequately plead futility. Plaintiffs will be given the opportunity to amend their § 215 causes of action to plead with particularity allegations of futility and rebut the presumption of director independence.

VIII. New Jersey Consumer Fraud Act Claim

Plaintiffs assert all defendants violated the New Jersey Consumer Fraud Act in Count Six of the Complaint. Defendants moved to dismiss this Count on the basis that this claim is not recognized under New Jersey law, citing *Waterloov Gutter Protection Sys. Co. v. Absolute Gutter Protection, L.L.C.*, 64 F. Supp. 2d 398, 424 (D.N.J. 1999). Plaintiffs acknowledge that defendants are correct and that Count Six fails to state a viable claim under the New Jersey Consumer Fraud Act. (Pls.' Opp'n Br. at 36 n.26). Thus, Count Six must be dismissed.

IX. Plaintiffs' Remaining State Law Claims

Plaintiffs' Counts Seven through Ten allege state law claims of breach of fiduciary duty against the investment adviser defendants and director defendants, aiding and abetting the breach of fiduciary duty against all defendants, and unjust enrichment against all defendants. As discussed above, because plaintiffs pleaded these claims as direct claims when they are in fact derivative claims, they must be dismissed. Moreover, even assuming *arguendo* that plaintiffs' claims are properly pleaded as direct claims, they still must be dismissed, only this time as preempted under the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), specifically 15 U.S.C. § 78bb(f).

SLUSA mandates preemption when the complaint alleges: (1) a "covered class action" (2) based on state law claims concerning (3) the purchase or sale of a "covered security" and (4) the defendant misrepresented or omitted a material fact "in connection with" the purchase or sale of such security. 15 U.S.C. § 78bb(f)(1). Plaintiffs do not dispute that Counts Seven through Ten satisfy the first three elements of the SLUSA preemption test. The putative class size exceeds fifty shareholders, constituting a "covered class action." *See* 15 U.S.C. § 78bb(f)(5)(B); *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294, 298 n.4 (3d Cir. 2005). The Counts allege state law claims. And mutual fund shares are "covered securities." *See* 15 U.S.C. § 78bb(f)(5)(E); *Kircher v. Putnam Funds Trust*, 403 F.3d 478, 481 (7th Cir. 2005).

Rather, plaintiffs dispute that the allegations in Counts Seven through Ten satisfy the fourth prong of the SLUSA test – whether plaintiffs' state law claims arise "in connection with the purchase or sale" of securities. Plaintiffs contend that their claims do not meet the fourth prong because they "are asserted only on behalf of persons in their capacity as ***holders***, not as purchasers or sellers." (Pls.' Opp'n Br. at 36, emphasis in original). Plaintiffs' position, however, is untenable given the Third Circuit's construction of the "in connection with" language of SLUSA.

Recently, in *Rowinski v. Salomon Smith Barney*, 398 F.3d 294 (3d Cir. 2005), the Third Circuit broadly construed the phrase "in connection with." In doing so, it formulated a flexible test for determining whether a scheme is "in connection with" the purchase or sale of securities:

> [F]irst, whether the covered class action alleges a "fraudulent scheme" that "coincides" with the purchase or sale of securities[;] second, whether the complaint alleges a material misrepresentation or omission "disseminated to the public in a medium upon which a reasonable investor would rely[;]" third, whether the nature of the parties' relationship is such that it necessarily involves the purchase or sale of securities[;] . . . fourth, whether the prayer for relief "connects" the state law claims to the purchase or sale of securities[; and fifth, any other considerations that may be relevant.]

Id. at 302 (citations omitted).

To better understand this test and its application to the facts before the Court, it is worth examining *Rowinski* in greater detail. In that case, plaintiff asserted state law claims on behalf of others similarly situated alleging that Salomon Smith Barney violated state laws by disseminating biased research that favored the firm's investment banking clients and injured its retail brokerage customers. In his prayer for relief, Rowinski sought damages in the amount of any and all fees and charges imposed by Salomon Smith Barney, and all compensatory damages. Plaintiff argued that the "in connection with" element of SLUSA preemption was not met. The Third Circuit disagreed, finding that plaintiff's claims were preempted.

First, the court found that the complaint alleged a fraudulent scheme that coincided with the purchase or sale of securities. The very essence of that scheme required that investors purchase the misrepresented securities. The court recognized that "[a]bsent purchases by 'duped' investors and a corresponding inflation in the share price, Salomon Smith Barney's biased analysis would fail to benefit its banking clients and, in turn, would fail to yield hundreds of millions of dollars in investment banking fees." *Id.* at 302. Second, the court found that Salomon Smith Barney made material misrepresentations regarding the value of securities in investment research reports, a medium the investing public could reasonably rely upon. Third, the court found that the nature of the relationship between the parties – the broker/investor relationship – exists for the very purpose of trading in securities. In that case, where the class claims alleged misleading investment advice, the court found that such a relationship will almost certainly involve "purchasers" and "sellers" of securities. *Id.* at 303. And fourth, the court found that the recovery sought by plaintiff, which included trading fees and commissions, encompassed "charges incurred only in connection with the purchase or sale of securities." *Id.* In light of those findings, the Third Circuit found that Rowinski's state law class claims were preempted by SLUSA.

After examining this case under *Rowinski*'s flexible test, the Court concludes that plaintiffs' state law claims satisfy the "in connection with" requirement. Plaintiffs' state law claims allege that defendants engaged in a fraudulent scheme, the purpose of which was to push investors into mutual funds in order to increase fees and other charges, thereby injuring shareholders. As in *Rowinski*, the only way for this scheme to succeed was for investors to purchase securities (shares of the defendant mutual funds). Thus, defendants' fraudulent scheme necessarily "coincided" with the purchase of securities.

Moreover, there is little doubt that the Counts are based, in part, on material misrepresentations and/or omissions conveyed to the public in the funds' prospectuses, which, like the investment research reports in *Rowinski*, a reasonable investor would rely upon. After all, plaintiffs contend that the prospectuses' failure to disclose information regarding the funds' revenue sharing, directed brokerage, 12b-1 fees and soft dollars affected investors when they were deciding whether to invest in the funds. (*See* Compl. ¶¶ 101-10). Further, because the allegedly fraudulent shelf-space scheme depended upon brokers "duping" investors to buy the defendant funds, as in *Rowinski*, this scheme included relationships involving the trading of securities.

And finally, the recovery plaintiffs seek here clearly "connects" the state law claims to the purchase of securities. Plaintiffs seek recovery of compensatory damages for all damages sustained as a result of defendants' wrongdoing and, among other things, recovery of all unlawfully obtained fees and charges. (*See* Compl. p. 57). As alleged, the fees and charges imposed on the funds either precipitated and/or perpetuated the shelf-space arrangements. Thus, as in *Rowinski*, the fees, charges and compensatory damages sought encompass charges incurred in connection with the purchase of securities.

Plaintiffs argue that their state law claims do not satisfy the "in connection with" requirement because the Complaint, as drafted, only focuses on claims of "holders," not purchasers or sellers. Plaintiffs, however, are incorrect. It is well-established that an artfully drafted complaint cannot circumvent SLUSA preemption. *See, e.g., Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 33-34 (2d Cir. 2005). Rather, a court is required to look at the essence of a complaint. *Id.* at 34; *Dudek v. Prudential Sec., Inc.*, 295 F.3d 875, 879 (8th Cir. 2002).

In *Rowinski*, the plaintiff made the same argument. There, the plaintiff attempted to distinguish his case by arguing that the dissemination of misleading investment advice did not concern purchasers and sellers, but rather was limited to "holders" of the recommended securities. *Rowinski*, 398 F.3d at 303. The Third Circuit rejected this argument in light of the plaintiff's class definition: "All persons who maintained a Salomon Smith Barney retail brokerage account and who paid any charges[,] commissions or fees to Salomon Smith Barney." *Id.* According to the Third Circuit, "[t]his broad class definition is not limited to non-purchasers and non-sellers, and it necessarily encompasses claims by Salomon Smith Barney retail brokerage customers who purchased or sold the misrepresented securities." *Id.* Here, plaintiffs' argument fails for the same reason. Although plaintiffs' class definition scrupulously refers only to "holders," it is drawn broadly enough, like the class definition in *Rowinski*, to include any investor who purchased shares of the defendant funds between 1999 and 2003 and thereby became holders.[14]

In short, plaintiffs' state law claims are preempted by SLUSA. *See Atencio v. Smith Barney, Citigroup Inc.*, No. 04-5653, 2005 WL 267556 (S.D.N.Y. Feb. 2, 2005) (concluding that

---

[14]The Complaint defines the class as "all persons or entities who held one or more shares of Franklin Funds . . . during the period March 2, 1999 to November 17, 2003." (Compl. ¶ 1; *see also* Compl. ¶ 111).

state law claims for breach of fiduciary duty and unjust enrichment resulting from a kickback scheme between mutual fund groups and defendant brokers were preempted by SLUSA because the class definition necessarily included holders who had purchased shares during the class period); *Kircher v. Putnam Funds Trust*, 403 F.3d 478 , 484 (7th Cir. 2005); *Dabit*, 395 F.3d at 47. Thus, Counts Seven though Ten must be dismissed.

CONCLUSION

For the reasons stated above, defendants' motion to dismiss the Complaint is granted; Counts One, Two and Six are dismissed with prejudice; and Counts Three through Five and Seven through Ten are dismissed without prejudice. Plaintiffs are granted leave to amend their Complaint in accordance with this Opinion. In any event, because plaintiffs' Complaint alleges only derivative claims, plaintiffs' Motion for Class Certification and Motion for Leave to File a Supplemental Reply Brief in Support of Its Motion for Class Certification are denied.

September 9, 2005

s/ William J. Martini
William J. Martini, U.S.D.J.

EXHIBIT D

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

In re **FRANKLIN MUTUAL FUNDS EXCESSIVE FEE LITIGATION**	MASTER FILE: 04-CV-982 (WJM) **ORDER**

For the reasons set forth in the Court's accompanying Opinion, and for good cause shown,

IT IS on this 9th day of September 2005, hereby **ORDERED** that:

1) Defendant's Motion to Dismiss the Consolidated Amended Complaint is **GRANTED**, and plaintiffs' Consolidated Amended Complaint is **DISMISSED** in its entirety; Counts One, Two and Six are dismissed with prejudice; Counts Three through Five and Seven through Ten are dismissed without prejudice; and

2) Plaintiffs' Motion for Class Certification and Motion for Leave to File Supplemental Reply Brief in Support of Its Motion for Class Certification are **DENIED**; and

3) Plaintiffs may file a second amended complaint within thirty (30) days of the date of this Order consistent with the accompanying Opinion.

s/ William J. Martini
William J. Martini, U.S.D.J.

James P. Bonner (JB 0629)
SHALOV STONE BONNER & ROCCO LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997
Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
MILBERG WEISS & BERSHAD LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300
Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	MASTER FILE: 04-cv-982 (WJM) (MF)
	)	
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	Document Filed Electronically

JAMES P. BONNER, of full age, hereby certifies that:

1. I am an attorney at law admitted to practice in the state of New Jersey and the United States District Court for the District of New Jersey.

2. On April 12, 2007, I caused a copy of the within Notice of Appeal to be filed electronically and served upon counsel as indicated below:

Via ECF and E-mail

McCARTER & ENGLISH, LLP
Joseph T. Boccassini, Esq.
Gregory T. Hindy, Esq.
4 Gateway Center, 100 Mulberry Street
Newark, New Jersey 07102
jboccassini@mccarter.com
ghindy@mccarter.com

POLLACK & KAMINSKY
Daniel Pollack, Esq.
Martin I. Kaminski, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street
New York, New York 10036
dapollack@pollacklawfirm.com
mikaminski@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Counsel for Corporate Defendants

I certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Dated: April 12, 2007

/s/ James P. Bonner
James P. Bonner

Boland, Roberta

From: njdefiling@njd.uscourts.gov

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Subject: Activity in Case 2:04-cv-00982-WJM-MF STEVEN R. ALEXANDER IRA v. FRANKLIN RESOURCES, INC. et al Notice of Appeal (USCA)

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The following transaction was entered by BONNER, JAMES on 4/12/2007 at 6:51 PM EDT and filed on 4/12/2007

Case Name: STEVEN R. ALEXANDER IRA v. FRANKLIN RESOURCES, INC. et al
Case Number: 2:04-cv-982
Filer: FRANK TRICARICO
CATHY WILCOX
KAY WOLBRINK
WARNING: CASE CLOSED on 03/13/2007
Document Number: 98

Docket Text:
NOTICE OF APPEAL by CATHY WILCOX, FRANK TRICARICO, KAY WOLBRINK. Filing fee $ 455, receipt number 1435980. The Clerk's Office hereby certifies the record and the docket sheet available through ECF to be the certified list in lieu of the record and/or the certified copy of the docket entries. (Attachments: # (1) Exhibit Exhibit A# (2) Exhibit Exhibit B# (3) Exhibit Exhibit C# (4) Exhibit Exhibit D# (5) Certification Certification of Service)(BONNER, JAMES)

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Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046708974 [Date=4/12/2007] [FileNumber=1920289-0
] [7be33fa5a4e702acbe8ae5c7b4b78576750377323838a0c9df2bd9f02465f912350
09cf80aef99b40b3609064033c4380fd3fe0d94750f4d6da1d7b472dd246d]]
Document description: Exhibit Exhibit A
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046708974 [Date=4/12/2007] [FileNumber=1920289-1
] [11c073e6140c6d8365c44a164efa11f59f29988da46e546b6de3677bb9902ffc8e1
42c6e2c734096517d4cfdd489c656f4ac67b716c7997e5604ed9d4c54e200]]
Document description: Exhibit Exhibit B
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046708974 [Date=4/12/2007] [FileNumber=1920289-2
] [3c4b606829115cdbd7d83f0e88dc7ffa7d8d93ce0586fa6fb0c37ea7f6140da6f67
2ea396894399c0b72062748e69619b3276214bd8a808e14aded5d7be7a113]]
Document description: Exhibit Exhibit C
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046708974 [Date=4/12/2007] [FileNumber=1920289-3
] [0ba53d9d0165ca24e6ad56a45d709232503b4abbb57e12ffdc4343f44a4d1912dc5
29349340995a7865b4f16215f45597fa92cfe21081ee8f991874cc8033a93]]
Document description: Exhibit Exhibit D
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046708974 [Date=4/12/2007] [FileNumber=1920289-4
] [4d6e541b72a4dc5bcede35499c69c987c0ef3ec7fc0fc37c2f3c83424907c29b847
84a15ff196823fd11c0c455d4b8468b5e24cedc54e4919364d56ecb5cffa0]]
Document description: Certification Certification of Service
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1046708974 [Date=4/12/2007] [FileNumber=1920289-5
] [1cd4dd46d91981c5fba611578601b071b84f604393a4b69ec5ce8805d409bacb1cd
bc045ab49f48ddcfad709180554f439370b8720d9140280881ecbc5a88526]]

END